As filed with the Securities and Exchange Commission on May 12, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OmniComm Systems, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2101 W. Commercial Blvd. Suite 4000 Ft. Lauderdale, FL 33331 (954) 473-1254	11-3349762
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)	(I.R.S. Employer Identification No.)

OmniComm Systems, Inc.

1998 STOCK INCENTIVE PLAN (AS AMENDED)

(Full title of the Plan)

Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

(302) 658-7581

(Name, Address `and Telephone Number of Agent For Service)

Copies of All Communications to:

Ronald T. Linares, Chief Financial Officer

2101 Commercial Blvd.

Suite 4000

Ft. Lauderdale, Florida 33309

954.473.1254

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee
Common stock, $.001 par value2	7,500,000	$0.59	$4,425,000	$473.48

(1)	This calculation is made solely for the purpose of determining the registration fee pursuant to the provisions of Rule 457(h) under the Securities Act, and is calculated upon the average of the bid and asked price of the securities on the Over-the-Counter-Bulletin Board on May 9, 2006.
(2)	Pursuant to Rule 416, there are also being registered such additional number of shares of common stock as may be issuable as a result of the anti-dilution provisions of the options and warrants.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

This registration statement relates to separate prospectuses.

Items 1 and 2 of this Part I, and the documents incorporated herein by reference pursuant to Item 3 of Part II of this Form S-8, constitute the prospectus relating to issuances to our employees, consultants and others of up to 7,500,000 shares of common stock pursuant to our 1998 Stock Incentive Plan, as Amended (the “Plan”). Pursuant to the requirements of Form S-8 and Rule 428, we will deliver or cause to be delivered to Plan participants any required information as specified by Rule 428(b)(1). The second prospectus, referred to as the reoffer prospectus, relates to the reoffer or resale of any shares that are deemed to be control securities or restricted securities under the Securities Act of 1933.

PROSPECTUS

ITEM 1. PLAN INFORMATION

We established the Plan effective January 5, 1998, to provide us with flexibility and to conserve our cash resources in compensating certain of our technical, administrative and professional employees and consultants. The issuance of shares under the Plan is restricted to persons and firms who are closely-related to us and who provide services in connection with the development and production of our products and services or otherwise in connection with our business. The initial Plan authorized us to issue up to 3,000,000 shares of our common stock. Shares must be issued only for bona fide services. Shares are awarded under the Plan pursuant to individually negotiated compensation contracts or commitments as determined and/or approved by the Board of Directors or compensation committee. The eligible participants include directors, officers, employees and non-employee consultants and advisors. There is no limit as to the number of shares that may be awarded under the Plan to a single participant. On July 30, 2004 our shareholders voted to increase the number of shares available for issuance under the plan from 3,000,000 to 7,500,000. On March 6, 2006, our Board of Directors increased the number of shares available for issuance under the Plan by 5,000,000 shares up to 12,500,000. At the 2006 Annual Meeting of Stockholders, our stockholders will vote on the proposal to increase the number of shares available for issuance under the Plan to 12,500,000. We anticipate that a substantial portion of the shares to be issued under the Plan will be issued as compensation to our employees, directors, technical consultants and advisors who provide services in the development and promotion of our various products and servicing and assisting the Company in developing our internal infrastructure, our strategic planning, and our acquisition and strategic alliance program.

The Plan does not require restrictions on the transferability of shares issued thereunder. However, such shares may be restricted as a condition to their issuance where the Board of Directors deems such restrictions appropriate. The Plan is not subject to the Employee Retirement Income Securities Act of 1974 (“ERISA”). Restricted shares awarded under the Plan are intended to be fully taxable to the recipient as earned income.

ITEM 2. COMPANY INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION

We will provide without charge, upon written or oral request, the documents incorporated by reference in Item 3 of Part II of this Registration Statement. These documents are incorporated by reference in the Section 10(a) prospectus. We will also provide without charge, upon written or oral request, all other documents required to be delivered to recipients pursuant to Rule 428(b). Any and all such requests shall be directed to the Company at its principal office at 2101 W. Commercial Blvd, Suite 4000, Ft. Lauderdale, Florida 33309, attention: Chief Financial Officer.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person has been authorized by us to give any information or to make any representation other than as contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any distribution of the shares of common stock issuable under the terms of the Plan shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof.

Our principal offices are located at:

2101 Commercial Blvd.

Suite 4000

Ft. Lauderdale, Florida 33309

Telephone (954) 473-1254.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

REOFFER PROSPECTUS

OMNICOMM SYSTEMS, INC.

7,500,000 SHARES OF COMMON STOCK

($.001 PAR VALUE)

This prospectus forms a part of a registration statement, which registers an aggregate of 7,500,000 shares of common stock issued or issuable from time-to-time under the OmniComm Systems, Inc. 1998 Stock Incentive Plan, as Amended (“Plan”).

OmniComm Systems, Inc. is referred to in this prospectus as “OmniComm,” the “Company,” “we,” “us” or “our.” The 7,500,000 shares covered by this prospectus are referred to as the “shares.” Persons who are issued shares are sometimes referred to as the “selling security holders.”

This prospectus also covers the resale of shares by persons who are our “affiliates” within the meaning of federal securities laws. Affiliated selling security holders may sell all or a portion of the shares from time to time in the over-the-counter market, in negotiated transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of such sales or at negotiated prices, but which may not exceed 1% of our outstanding common stock.

We will not receive any proceeds from sales of shares by selling security holders.

The shares have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell shares in any state to any person to whom it is unlawful to make such offer in such state.

The date of this prospectus is May 11, 2006.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we file reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains a website on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the Commission are incorporated herein by reference and made a part hereof:

•	Annual Report on Form 10-KSB for the Year ended December 31, 2005 filed on March 30, 2006.

All reports and documents filed by us pursuant to Section 13, 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus has been delivered, on the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Written requests for such copies should be directed to Chief Financial Officer, OmniComm Systems, Inc., 2101 W. Commercial Blvd., Suite 4000, Ft. Lauderdale, FL 33309.

THE COMPANY

We are an Internet-based healthcare technology company that provides Web-based electronic data capture (“EDC”) solutions and related value-added services to pharmaceutical and biotechnology companies, clinical research organizations (“CRO’s”), academic research institutions and other clinical trial sponsors. TrialMaster®, our Internet-based software, allows clinical trial sponsors and investigative sites to securely collect, validate, transmit, and analyze clinical study data including patient histories, patient dosing, adverse events, and other clinical trial information. At every research site, clinical research data is entered electronically. All participants in the clinical trial process are connected and have access to the data in real time. Clinical trial sponsors can review, monitor, and analyze the data remotely and in real time.

DESCRIPTION OF BUSINESS

Background and History

OmniComm Systems, Inc. was originally organized as Coral Development Corp., under the laws of the State of Delaware, on November 19, 1996, by Modern Technology Corp. (“Modern”). Modern originally completed a “blind pool/blank check” offer pursuant to Rule 419 by having Modern distribute Coral Development shares as a dividend to Modern shareholders. On February 17, 1999, OmniComm Systems, Inc., a company organized under the laws of the State of Florida as the Premisys Group, Inc. on March 4, 1997, merged with Coral Development. Coral Development was the surviving entity post-merger. The merged entity changed its name to OmniComm Systems, Inc.

Overview

OmniComm Systems, Inc provides Internet-based electronic data capture (EDC) applications and services that streamline the clinical research, data gathering and data management processes through its product TrialMaster®. TrialMaster is used by the pharmaceutical, biotechnology and medical device industries to collect and manage data from clinical trials that is used in the process of obtaining approval for their biopharma products or devices to be sold in the global marketplace. Our clients currently include pharmaceutical, biotechnology and medical device companies, as well as academic research institutions, clinical research organizations, or CROs, and other entities engaged in clinical trials. TrialMaster, and its related components, automate the clinical trial data collection process and allow our customers to more efficiently manage the data collection process. We believe TrialMaster allows our customers to accelerate the process of introducing new therapies, reduces the overall cost of conducting clinical research and allows them to more rapidly commercialize viable, effective new therapies.

TrialMaster is a Web-enabled technology platform that is designed to help clinical trial sponsors more efficiently conduct their clinical trials. This efficiency translates into more rapid initiation of data collection, less cost incurred in the data collection process and the ability to make more timely Go/No-Go decisions. We also provide business process consulting services that aim at more effectively integrating EDC into the clinical trial process. Our goal is to provide our clients a data collection process that is streamlined, efficient and cost-effective. We believe that TrialMaster is significantly more efficient than the traditional paper collection methods employed in the past. TrialMaster has been designed to make the trial building process more efficient than the technologies deployed by our competitors. The benefits of managing a clinical trial using TrialMaster for EDC include:

•	Real-Time Access to the Data: All interested parties will have real-time access to study data over the internet as it is generated. This allows for the monitoring of patient enrollments and related metrics, by site, at the earliest time point.

•	Faster Study Completion: TrialMaster saves time at the back-end of a study by precluding most of the time it takes for database “clean-up” in studies involving paper-based CRFs. This is done by eliminating most incorrect or incomplete entries at the time of entry. Queries for non-automatic items can be handled shortly thereafter through electronic data review by the monitors. We estimate that 3 to 4 weeks can be saved at the end of field work. This may be critical if there are any unanticipated future delays in either the commencement or conduct of the study.

•	Cost Savings: EDC involves fixed upfront system development costs. The cost of TrialMaster is comparable to paper. The use of EDC can be even more cost effective when applied to multiple studies, which is relatively easy to do in certain therapeutic areas, in which there are a few primary indications and the studies are relatively simple and similar in terms of data captured.

The U.S. clinical trial research and development (R&D) market is estimated to exceed $33 billion annually and is estimated to grow at 10% annually for the next few years. Data capture costs currently account for approximately 10% of total R&D spending. Current estimates by CenterWatch place EDC use at 15 to 25% of existing clinical trials. We expect that we will see an enormous transition towards EDC in the next 5 years with estimates from firms such as CenterWatch and Covance placing EDC use at 60 to 80% by the year 2010.

Our Strategy

Our primary goal is to establish OmniComm Systems as a leading EDC service provider by offering our customers high-quality service and a differentiated, user-friendly product. We believe that TrialMaster is priced to provide solid value, which stimulates market demand, while maintaining a continuous focus on cost-containment and operating efficiencies. We intend to follow a controlled growth plan designed to take advantage of our competitive strengths. Our growth has occurred through continued service to our existing clients and by adding new clients, often served by higher-cost EDC competitors or less effective “home-grown” EDC systems. The key elements of our strategy are:

Stimulate Demand by Providing Clinical Trial Sponsors with High Value EDC. Deploying EDC can be an expensive proposition. Each trial is considered a stand-alone project and can incur data collection costs that are approximately 10% of total drug development costs. Because TrialMaster has been designed to make the trial building process more efficient than the technologies deployed by our competitors, we have been able to provide pricing that is in many cases substantially lower than that of the competition. We provide fast trial start-up times, excellent customer service including full project management and process improvement consulting - while maintaining significant gross margins. The combination of our cost structure and use of technology allows us to compete both on quality and price.

Emphasize Low Operating Costs. We are committed to keeping our operating and G&A costs low. We have achieved our low operating costs primarily by designing a flexible, customizable EDC product that does not require numerous hours of configuration time. TrialMaster has been developed in order to take advantage of several automated software tools. These tools make the trial building process more efficient and automate many tasks our competitors complete manually. We use advanced technologies and employ a well incentivized, productive and highly professional workforce. We are continually focused on improvements in efficiency, and we believe that the newest version of TrialMaster, which will be released during 2006, will enhance our ability to broaden our product line. As we grow, we expect some benefit from economies of scale by leveraging our current infrastructure over an expanded operation.

Provide EDC Services to Small & Midsize Pharma, Bio-Tech, Medical Device Companies and CROs (Clinical Research Organizations). In considering new markets, we focus on service to markets that are underserved. In determining which markets to select, we analyzed the size of the potential market and concluded that providing service to small and mid-sized firms provides a substantial marketing opportunity. These firms conduct many thousands of clinical trials annually. Most do not have the technological or financial wherewithal to develop a product like TrialMaster and often prefer working with small companies themselves. Yet, the advantages of EDC, such as quick trial deployment, cost-savings and more rapid Go/No-Go decisions are just as crucial to this size firm as to their Fortune 500 competitors.

During 2004-2005 we made a strategic decision to begin emphasizing sales to the CRO market. This decision allows us to add a significant number of potential users since outsourcing clinical trials in the US market is an established practice. During 2005 we increased the percentage of our revenues coming from CROs by approximately 30.9%. There is an industry-wide emphasis in establishing strategic relationships with CROs. In addition, CRO partnerships allow us to leverage the selling and marketing capabilities of the CRO itself. Because of our relatively small sales force and limited resources, this strategy allowed us to augment our selling efforts in a cost-effective manner by forging long-term strategic relationships. Our CRO partners gain the ability to manage the EDC decision making process proactively and add an extension to their line of products.

Differentiate Through Service. We believe that a key to our initial and long-term success is that we offer customers a robust EDC product and a distinctive experience that includes highly efficient integration with data imports and exports, quick set-up times and a growing list of TrialMaster enhancements. We communicate openly and honestly with customers about their projects, especially when we believe that process improvements can be implemented to improve the overall EDC experience. Unlike most EDC providers, we have a policy of not charging clients for small, incidental changes that should be part of the EDC service in the first place. Based on customer feedback, we believe our service is an important reason why our customers choose us over other EDC providers. In 2003, we continued to improve our customers’ EDC experience by adding a Phase I version of TrialMaster. In 2005 we added TrialMaster Archive®, a self-contained program that allows our client to view all of its trial data in the format that it was captured in, and TrialMaster Safety®, our pharmacovigilance database which accommodates both the MedDRA® dictionary and customized client dictionaries and is HIPAA and 21 CFR Part 11 compliant.

Competitive Strengths

Low Operating Costs. For the year ended December 31, 2005, our Cost of Goods Sold (COGS) as a percentage of revenues was 22.1%. Our low intrinsic costs allow us to offer prices low enough to stimulate new demand and to attract customers away from higher-priced competitors.

Some of the factors that contribute to our low costs are:

•	Our employees are productive. Because our employees are so productive, we are able to spread our fixed costs over a greater number of clinical trials. We achieve high employee productivity in several ways. Many of our employees are cross-trained to provide help in other functions when needed; our staff is tenured therefore avoiding the growing pains associated with new employment and as discussed, our software has been designed to be flexible and customizable thereby reducing our COGS.

•	We emphasize our recruiting and training programs. We take great care to hire and train employees who are enthusiastic and committed to serving our customers and we incentivize them to be productive. Our employee productivity is created through the effective use of advanced technology. For example, we have automated many of the trial building components that our competitors must still hard code for each project. Our compensation packages are designed to align the interests of our employees with our stockholders.

•	TrialMaster is the Core of our product offerings. Our competitors have often added functionality to their products via acquisition or by merger. We feel that our core product and programming methodology provide a flexible, customizable base for product and company expansion without the issues inherent in integrating products or software designed by other companies.

Strong Company Culture. We believe that we have created a strong and vibrant service-oriented company culture, which is built around our key values: caring, integrity, innovation and passion. The first step is hiring people who are team-oriented and customer-focused. We reinforce our culture by communicating actively, on a regular basis, with all of our employees, keeping them informed about events at the Company and soliciting feedback for ways to improve teamwork and their working environment.

Proven Management Team. We are led by a management team with significant experience, including experience at international pharmaceutical companies and other EDC providers. Our President and Chief Executive Officer, Cornelis F. Wit, brings extensive worldwide pharmaceutical and general management experience to the Company. Randall G. Smith our Chairman and Chief Technology Officer is the primary architect of TrialMaster. Our Executive Vice President of Commercial Development, Charles H. Beardsley, has extensive pharmaceutical industry experience and is one of the most seasoned EDC marketing executives in the industry. Our Chief Financial Officer, Ron Linares, has worked for publicly held companies as a Chief Financial Officer since 1994. In addition, two of our board members, Matthew Veatch and Guus van Kesteren, have extensive worldwide pharmaceutical, EDC and CRO industry experience.

Our Business Model

TrialMaster is currently being sold as an application service provider (“ASP”) that provides EDC and other services such as an enterprise management suite. TrialMaster contracts provide for pricing that is based on both the size and duration of the clinical trial. Size parameters include the number of case report forms used to collect data and the number of sites utilizing TrialMaster. The client will pay a trial setup fee based on the previously mentioned factors, and then pay an on-going maintenance fee for the duration of the clinical trial that provides software, network and site support during the trial. Generally, these contracts will range in duration from three months to five years. Setup fees are generally earned prior to the inception of a trial, however, the revenues will be recognized in accordance with SEC Staff Accounting Bulletin No. 104 “Revenue Recognition” which requires that the revenues be recognized ratably over the life of the contract. The maintenance fee revenues are earned and recognized monthly. Costs associated with contract revenues are recognized as incurred. In the short-run this method of revenue recognition diminishes the revenues recognized on a periodic basis on our financial statements and obliges us to record a liability. In the long-run, we believe this backlog of “unrecognized” revenue, which are recorded as deferred revenues on our balance sheet, will provide our customers and investors revenue visibility and provide meaningful information on the size and scope of our selling efforts.

Our Software Products and Services

TrialMaster. TrialMaster is our Web-based electronic data capture (“EDC”) software solution that uses Internet technologies to conduct and manage clinical trial data from geographically dispersed sites. We provide EDC solutions and related value-added services to pharmaceutical and biotechnology companies, clinical research organizations (“CROs”), academic research institutions and other clinical trial sponsors. TrialMaster helps reduce the inefficiencies, inaccuracies and costs associated with paper-based clinical data collection methodologies that are traditionally employed at the remote sites where clinical trial participants are monitored. Through TrialMaster, our customers can deploy customized electronic case report forms for on-site clinical data input, which incorporate automated edit checking and deliver real-time data management capabilities previously unavailable through paper-based clinical trial data collection approaches.

TrialMaster Features:

•	Pre-trial management and tracking or IRB and FDA documentation.

•	Real-time automated query management.

•	Laboratory data tracking.

•	Medical terminology coding is fully integrated with standard medical terminology dictionaries including COSTART and MedDRA.

•	Enhanced data import and export functions. Data export formats include XML, SAS data transport and CDISC, an industry data standard.

•	A robust communications/administration system that includes powerful query resolution, trial participant notification and an integrated e-mail system. These components improve intra-project communications. The integrated administrative functions allow clinical trial sponsors to dynamically manage the clinical trial process including user maintenance, password management and report writing functions.

•	A large selection of system generated reports. In addition, a robust custom report writing functions have been developed so that trial sponsors can create their own custom reports and do basic analysis. “On demand” trial data is available via extracts downloaded to the user’s desktop.

TrialMaster includes an adverse event reporting solution that helps customers comply with the complex global safety regulations and reporting deadlines associated with clinical research, post-approval marketing and drug surveillance by expediting the clinical evaluation and tracking of adverse events. Our customers can enter adverse event data from multiple sources, code, reconcile and analyze the data reports, and then submit required adverse event reports to regulatory authorities via electronic or paper-based methods. TrialMaster provides customers with near real-time visibility of adverse event data, thereby facilitating compliance with regulatory reporting deadlines and more timely identification of therapeutics that may pose risks to patients or not warrant further investment in research and development.

TrialMaster Phase I™ TrialMaster Phase I was designed during 2003 in order to address the unique data capture requirements of Phase I clinical trials. The TrialMaster Phase I application allows the client to capitalize on the benefits of EDC without overhauling and disrupting their Phase I clinic work flow processes. Unlike other applications, TrialMaster Phase I adapts to existing processes allowing clients to increase productivity, reduce trial time, and improve data quality while reducing overall costs.

TrialMaster Ph. I Application Features:

•	A flexible EDC application for Phase I Trial implementation that would allow you to implement EDC locally (bedside) without modifying work flow processes.

•	Provides direct data entry (bedside) creating its own source documentation verification.

•	Provides Simultaneous Data Entry (multiple form entries at the same time) capability, thus eliminating potential confusion/errors at bedside.

•	Easily configurable to meet specific work flow process requirements within required timeframes.

•	Provides data extracts and reports available on demand without vendor involvement.

•	Provides a built in email communication and notification system so participants and sponsors are always in touch real time with the trial’s important events.

•	Provides remote Data Monitoring capability for expedited query resolution, real time AE review and improved site relationships.

TrialMaster Phase I can be integrated into existing Phase I clinical work flows or can be used as a catalyst for change. TrialMaster Phase I allows our clients to capitalize on the benefits of EDC without overhauling and disrupting their current work processes. TrialMaster Phase I can be adapted to current processes allowing our clients to increase productivity, reduce trial time and improve data quality while reducing overall costs. TrialMaster Phase I benefits include:

Improved productivity

•	Monitors have access to the data in real time from any location via the internet.

•	Any data that is outside the normal range will have been flagged by the system and the study staff will have been asked to validate and explain the data.

•	The monitor can raise queries very quickly and these can be responded to by study staff in a rapid time frame using the EDC system.

•	Less time should be spent by the monitor on sites.

•	The time spent on sites will be more productive as “routine” queries have been raised and resolved before the visit.

Improved responsiveness

•	Data available in close to real-time to all sponsor staff.

•	Better ability to report on and act on safety data during the trial.

•	Data Managers can be checking data as the study progresses and working closely with Monitors to ensure data integrity at all times.

Improved data accuracy

•	Edit checks prevent gross errors.

•	Monitors can raise questions quickly, while the study staff is still available.

Reduced end-to-end study time line

•	Reuse of standard components and enforced data standards will enable studies to be set up with less resources (and less time).

•	Decisions during a study can be made on the basis of more accurate up-to-date information.

•	Data base lock can be made within hours of last patient out.

TrialMaster Phase I has enjoyed a significant amount of commercial success. We believe we are well positioned to bring value to our clients Phase I clinical trials. Because of the tight production cycles involved in Phase I clinical trials only flexible software solutions will be able to provide software solutions on an affordable, efficient basis. TrialMaster Phase I has been successfully deployed into this market.

TrialMaster Archive™ (TMA) presents client data (post database lock) in TrialMaster browser view (tree configuration) delivered to the client via CD in a read-only format with the ability to export to study specific formats. TMA does not require any software installation and affords our clients and the FDA the ability to review clinical trial data by: trial, site, patient, visit, and form parameters. Formats available are read-only and print-friendly, with and without audit trails. A PDF version of the above data is also available. All completed forms are delivered on CD, sorted by site, subject, and visit, in the same configuration as the Browse tab within TrialMaster. The form status icons are displayed in the same manner as a live EDC study.

The trial sponsor receives a CD with data for all sites, including final data exports in the formats their TrialMaster study used. Each site is provided with a CD with just their site data. The program is self-contained, so no software is needed to view the CD, there are no minimum system requirements and no internet connection is required.

In 2005 we developed a FDA Submission Module within TMA. This Module creates a Casebook containing PDF formatted copies of all Case Report Forms (CRFs) in FDA submission format. This Casebook is fully tabbed and bookmarked making it easy to find and view particular CRFs. The Submission Module is an optional component used in conjunction with our TrialMaster Archive product.

TrialMaster Safety™ As part of our clinical suite of clinical trial solutions, we offer TrialMaster Safety as our Pharmacovigilance database. Linked to TrialMaster, TrialMaster Safety accommodates both the MedDRA® dictionary and customized client dictionaries and is HIPAA and 21 CFR Part 11 compliant.

TrialMaster Safety features include:

•	Provides for the coding and storing of serious adverse events, (SAE) information either in a manually entered mode directly into a web-based form or automatically from event-driven information from a clinical study EDC System such as TrialMaster. The import module is vendor-independent and can be configured to accept sources of SAE information other than that from a clinical study or TrialMaster.

•	Provides inventory tracking of trial components and automatic notifications when certain trigger events occur.

•	Generates electronic Data Clarification Forms (DCFs) / queries to assist faster case closure.

•	Generates client-requested reports, including investigator notification of expedited safety reports.

•	Generates and pre-fills MEDWatch forms for US reporting or CIOMS form for reporting in the rest of the world.

•	Allows electronic reporting of SUSARs and generates listing for annual safety reports in compliance with the European Union Clinical Trials Directive.

•	Allows for optional use of TrialMaster’s powerful Ad Hoc reporting tool that offers end-users the ability to develop custom analysis and reports. Ad Hoc can be integrated into the TrialMaster Safety application, providing a powerful analysis tool for clinicians and or sponsors. By providing this functionality, the end-user is able to query any data variable or group of data contained in the database and can generate and save custom reports, including charts and graphs, with little knowledge of the underlying databases.

Services

Our services include delivery of the hosted solutions of TrialMaster, consulting services, customer support and training. The primary consulting services we offer include:

•	Custom Configuration. The TrialMaster EDC platform is flexible and allows for major reconfiguration. Each trial can be designed to suit specific client workflows and trial design. TrialMaster includes a clinical trial management system (CTMS), Drug Supply, Safety and Randomization options that can simplify the trial management experience.

•	System Integration. We help our clients integrate TrialMaster with existing systems or external systems (Patient Diaries, Medical Devices, and Labs etc). We analyze their legacy systems and data management needs in order to decide how to most efficiently integrate EDC.

•	SOPs and implementation assistance. Our Client Services and Support personnel can be engaged to write an implementation plan designed to effectively integrate with TrialMaster. We can also write standard operating procedures (SOPs) to help client staff clearly understand their roles in using TrialMaster to conduct trial activities. We can also analyze and document business processes to determine where greater operating efficiency may be gained.

•	Database setup. To get the most out of the TrialMaster system, it is necessary to set up basic information such as users, permissions, sites, study protocol definitions, documents, dictionaries, integration and budgets. We provide personnel who support the implementation of TrialMaster.

Industry Background

According to a Covance presentation, global research and development (“R&D”) expenditures by the pharmaceutical industry reached an estimated $66 billion in 2004, with approximately 50% of that amount spent by North American-based pharmaceutical, biotechnology and medical device companies. Based on a 2002 CenterWatch report approximately 8.5% of total R&D costs are spent on data management.

We believe that certain industry and regulatory trends summarized below have led pharmaceutical, biotechnology and medical device companies to increase R&D for proprietary new drugs and medical devices. These trends have required companies to conduct increasingly complex clinical trials, and develop multinational clinical trial capability, while seeking to control costs.

Increasing Cost Containment Pressures. The increasing pressure to control rising health care costs, and the penetration of managed health care and health care reform, have caused changes in the pharmaceutical, medical device and biotechnology industries.

Managed Care. Managed care providers and insurance carriers have become major participants in the delivery of pharmaceuticals along with pharmacy benefits organizations. These companies are seeking to lower and control the prices of drugs and devices.

Generic Drug Effect. Competition from generic drugs following patent expiration has resulted in increasing market pressure on profit margins.

Increasingly Complex and Stringent Regulation. Increasingly complex and stringent regulatory requirements have increased the volume and quality of data required for regulatory filings and escalated the demand for real- time, high- accuracy data collection and analysis during the drug development process.

Reducing Drug Development Time Requirements. To reduce costs, maintain market share and speed revenue production, pharmaceutical, medical device and biotechnology companies face increasing pressure to bring new drugs to market in the shortest possible time.

New Drug Development Pressures. To respond to the demand for products for an aging population and for the treatment of chronic disorders and life-threatening conditions, research and development expenditures have increased as a result of the constant pressure to develop and patent new therapies.

Growth of Biotechnology Industry. The biotechnology industry and the number of drugs produced by it which require U.S. Food and Drug Administration (“FDA”) approval have grown substantially over the past decade.

These trends have created even greater competitive demands on the industry to bring products to market efficiently and quickly.

Market Opportunity

Clinical trials are the critical component in bringing a drug or medical device to market. All prescription drug and medical device therapies must undergo extensive testing as part of the regulatory approval process. Many clinical trials continue to be conducted in an antiquated manner and fail to optimize the resources available for a successful clinical trial. We believe that our solutions significantly reduce costs, improve data quality and expedite results. The data integrity, system reliability, management control and auditable quality of TrialMaster will aid clinical trial sponsors that want to improve clinical trial efficiencies, speed-up results and ensure regulatory compliance.

In order for a drug or medical device to be marketed in the United States, Europe or Japan, the drug or device must undergo extensive testing and regulatory review to determine that it is safe and effective. The regulatory review process for new drugs and devices is time consuming and expensive. A new drug application (“NDA”) can take up to two years before the FDA approves it. This is in addition to five to nine years of studies required to provide the data to support the NDA. The amount of money and time currently spent on clinical trials is enormous. The following points are illustrative of clinical trial industry dynamics:

•	Drug companies lose as much as $11 million in potential revenue for each day a trial is delayed on a blockbuster drug such as Prilosec™.

•	Of 10,000 screened chemical compounds approximately 250 enter preclinical testing, 5 enter clinical testing and only one is approved by the FDA to be marketed to consumers

•	According to a 2004 PhRMA report, the average drug approved for sale by the FDA cost approximately $800,000,000 to bring to market.

Included in the above cost analysis of bringing a new medicine to market are expenses of project failures and the impact that long development times have on investment costs. The estimate also accounts for out-of-pocket discovery and preclinical development costs, post-approval marketing studies and the cost of capital. Lengthening development times caused by complex disease targets and a more intensive regulatory process have more than tripled the cost of developing a drug over the past 15 years. The estimates which were published as part of a 2001 Tufts University study cite that many factors are driving up development costs, including a greater emphasis on developing treatments for chronic diseases, the increasing size of trials and the rising cost of recruiting subjects.

Our Customers

As of December 31, 2005, we had over 25 customers, including several Fortune 1000 companies. Our representative customers include pharmaceutical, biotechnology, medical device, academic research institutions, CROs and other clinical trial sponsors.

Sales and Marketing

We sell our products through a direct sales force and through our relationships with CROs. Our marketing efforts to-date have focused on increasing market awareness of our firm and products. These efforts have primarily been comprised of attendance and participation in industry conferences and seminars. A primary focus of our future marketing efforts will be to continue increasing our market penetration and market awareness. Our efforts during 2006 will include: increasing the number of sales personnel employed; increasing our attendance and marketing efforts at industry conferences and deploying a direct sales force in Europe. As of December 31, 2005 our sales and marketing function consisted of five field sales personnel. In addition, the efforts of our CEO and Chairman are directed at both business development and strategic planning issues.

Research and Development

Our ability to compete within the EDC industry is predicated on our ability to continue enhancing and broadening the scope of solutions offered through TrialMaster. Our research and development efforts are focused on developing new, complementary software solutions, as well as enhancing our existing software solutions through the addition of increased functionality. Our development of TrialMaster and its subsequent improvements and refinements have been handled by our in-house staff of developers. Our philosophy towards software development has been to design and implement all of our solutions through in-house development. We expect future research and development efforts to be aimed at broadening the scope of TrialMaster functionality. These efforts may include select strategic alliances with best-in-class software and service partners possessing clinical trial industry experience. During fiscal 2005, we spent approximately $478,000 on research and development activities, the majority of which represented salaries to our developers. In fiscal 2004 we spent approximately $537,000 on research and development activities, the majority of which represents salaries to our programmers and developers.

Technology and Systems

The technology incorporated into our products is designed to provide customers with ease of use, flexibility, data visibility and system scalability to handle high volume, global trials.

TrialMaster, our electronic data capture software product, which we have designed to support large numbers of users connecting to the system via the Internet, utilizes three logical tiers: a user interface, a proprietary application server; and a database. Our clients can utilize a widely-available web-browser without the need to download or install any software on their computer. TrialBuilder®, our case report form building tool allows our programmers to design electronic case report forms efficiently.

We have worked, and continue to work with, a number of vendors of complementary products, services and technology to develop integration tools that allow third-party systems to interact with our software products. Our products run on most major versions of the Microsoft operating system.

We provide application hosting services for our web-based clinical trial applications utilizing a secure, medical-grade network infrastructure. We maintain both a primary data center and a secondary disaster recovery site. These sites utilize identical configurations with the secondary site located at our headquarters while the primary site is located on a HIPAA compliant floor of an IBM owned co-location facility in Atlanta, GA.

Internet communications to the data center is maintained via two high-speed digital data communication lines; a primary and a “shadow” line. The shadow monitors the primary line and automatically becomes active should an interruption in communications occur to the primary line. These lines are connected to a Cisco high-speed dual line router. Data is then passed from the router to a Cisco PIX hardware firewall. The hardware firewall is capable of providing 120 Mbps data throughput and up to 125,000 simultaneous sessions. The two Cisco PIX firewalls located at the primary data center and at the secondary disaster recovery site are linked via a secure, static, encrypted virtual private network (VPN) connection. The PIX provides firewall,

VPN, and intrusion detection functions to the network. Data from the PIX is passed to an HP high-speed data switch. The switch is capable of processing data at a rate of 36.6 Gbps. The switch is used to connect all of our servers to the PIX.

Our software applications were developed utilizing Microsoft’s Distributed Network Architecture (DNA). Thus, the network was designed to accommodate the security and scalability of the DNA framework. Using this approach, servers are paired so that the production server is visible to the internet while the database server is not. Data from the database is made available to authorized users via our proprietary software object module running on the production server. Communication between the servers is handled by the HP switch.

Compaq DL380 computers running Microsoft Windows 2000 are used in all production and database servers. The servers are configured with dual Intel Pentium class processors, dual power supplies, and hot-swappable RAID disk storage for maximum availability and reliability. Database servers are configured with two gigabytes of RAM memory and 36 gigabytes of disk storage. Production servers are configured with two gigabytes of RAM memory and 27 gigabytes of disk storage. All servers are capable of supporting up to eight gigabytes of RAM memory and one terabyte (1,099,511,627,776 bytes) of disk storage. Up-time of 100% has been experienced since the deployment of these servers.

The current production environment employs two production/database server pairs at the primary data center which is mirrored at our corporate headquarters. Database synchronization between the primary data center and the co-location facility is accomplished utilizing transaction replication technology via the Virtual Private Network link established between the two locations.

Intellectual Property

Our success and ability to compete are dependent on our efforts to develop and maintain the proprietary aspects of our technology. We rely upon a combination of trademark, trade secret, copyright and unfair competition laws, as well as contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, non-competition and assignment of inventions agreements. These legal protections afford only limited protection for our technology. We have registered trademarks in the United States. Our principal registered trademarks are our company name “OmniComm Systems” and our product name, “TrialMaster.” We cannot predict whether these trademark registrations will provide meaningful protection. Our agreements with employees, consultants and others who participate in development activities could be breached. We may not have adequate remedies for any breach, and our trade secrets may otherwise become known or independently developed by our competitors or other third parties. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and effective copyright, patent, trademark and trade secret protection may not be available in those jurisdictions.

Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product and service developments and enhancements to existing products and services are more important than the various legal protections of our technology to establish and maintain a technology leadership position.

We currently hold several domain names, including the domain name “omnicomm.com” and “trialmaster.com”. Additionally, legislative proposals have been made by the U.S. federal government that would afford broad protection to owners of databases of information, such as stock quotes. The protection of databases already exists in the European Union. The adoption of legislation protecting database owners could have a material adverse effect on our business, requiring us to develop additional, complex data protection features for our software products.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software solutions or to obtain and use information that we regard as proprietary. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure to meaningfully protect our intellectual property and other proprietary rights could have a material adverse effect on our business, operating results or financial condition.

Competition

The market for electronic data collection, data management and adverse event reporting systems is highly competitive, rapidly evolving, fragmented and is subject to changing technology, shifting customer needs and frequent introductions of new products and services. We compete with systems and paper-based processes utilized by existing or prospective customers, as well as other commercial vendors of electronic data capture applications, clinical data management systems and adverse event reporting software, including:

•	systems developed internally by existing or prospective customers;

•	vendors of electronic data capture, clinical trial management systems and adverse event reporting product suites, including Oracle Clinical, a business unit of Oracle Corporation and PhaseForward, Inc.;

•	vendors of stand-alone electronic data capture, data management and adverse event reporting products; and

•	CROs with internally developed electronic data capture, clinical data management systems or adverse event reporting systems.

Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, customer support and service delivery. We believe that the principal competitive factors in our market include the following:

•	product functionality and breadth of integration among the electronic data capture, clinical trial management systems and adverse event reporting solutions;

•	reputation and financial stability of the vendor;

•	low total cost of ownership and demonstrable benefits for customers;

•	depth of expertise and quality of consulting and training services;

•	performance, security, scalability, flexibility and reliability of the solutions;

•	speed and ease of implementation and integration; and

•	sales and marketing capabilities, and the quality of customer support.

We believe that our technical expertise, the knowledge and experience of our principals in the industry, quality of service, responsiveness to client needs and speed in delivering solutions will allow us to compete favorably within this market. Further, we believe that none of the aforementioned companies have developed an approach to the clinical trial process that is as flexible and customizable as TrialMaster. However, many of our competitors and potential competitors have greater name recognition, longer operating histories and significantly greater resources. There can be no assurance that our current or prospective competitors will not offer or develop products or services that are superior to, or that achieve greater market acceptance than, our products and services.

Government Regulation

The conduct of clinical trials is subject to regulation and regulatory guidance associated with the approval of new drugs, biological products and medical devices imposed upon the clinical trial process by the U.S. federal government and related regulatory authorities such as the U.S. Food and Drug Administration, or FDA, and by foreign governments. Use of our software products, services and hosted solutions by entities engaged in clinical trials must be done in a manner that is compliant with these regulations and regulatory guidance. Failure to do so could have an adverse impact on a clinical trial sponsor’s ability to obtain regulatory approval of new drugs, biological products or medical devices. If our product and service offerings fail to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance, clinical trial sponsors and other entities conducting clinical research may be unwilling to use our software products, services and hosted solutions. Accordingly, we design our product and service offerings to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance. We also expend considerable time and effort monitoring regulatory developments that could impact the use of our products and services by our customers and use this information in designing or modifying our product and service offerings.

The following is an overview of some of the regulations that our customers and potential customers are required to comply with in the conduct of clinical trials.

The clinical testing of drugs, biologics and medical devices is subject to regulation by the FDA and other governmental authorities worldwide. The use of software during the clinical trial process must adhere to the regulations and regulatory guidance known as Good Clinical Practices, other various codified FDA regulations, the Consolidated Guidance for Industry from the International Conference on Harmonization regarding Good Clinical Practice for Europe, Japan and the United States and other guidance documents. Our products, services and hosted solutions are developed using our domain expertise and are designed to allow compliance with applicable rules or regulations.

In addition to the aforementioned regulations and regulatory guidance, the FDA has developed regulations and regulatory guidance concerning electronic records and electronic signatures. The regulations, codified as 21 CFR Part 11, are interpreted for clinical trials in a guidance document titled Computerized Systems Used in Clinical Trials. This regulatory guidance stipulates that computerized systems used to capture or manage clinical trial data must meet certain standards for attributability, accuracy, retrievability, traceability, inspectability, validity, security and dependability. Other guidance documents have been issued that also help in the interpretation of 21 CFR Part 11.

Regulation of the use and disclosure of personal medical information is complex and growing. Federal legislation in the United States, known as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes a number of requirements on the use and disclosure of “protected health information” which is individually identifiable, including standards for the use and disclosure by the health care facilities and providers who are involved in clinical trials. HIPAA also imposes on these healthcare facilities and providers standards to assure the confidentiality of health information stored or processed electronically, including a series of administrative, technical and physical security procedures. This may affect us in several ways. Many users of our products and services are directly regulated under HIPAA and, to the extent our products cannot be utilized in a manner that is consistent with the users’ HIPAA compliance requirements, our products will likely not be selected. In addition, we may be directly affected by HIPAA and similar state privacy laws. Under HIPAA, to the extent we perform functions or activities on behalf of customers that are directly regulated by such medical privacy laws, such customers may be required to obtain satisfactory assurance, in the form of a written agreement, that we will comply with a number of the same HIPAA requirements.

Business Segments and Geographic Information

We view our operations and manage our business as one operating segment. Our sales to date have been generated almost exclusively from U.S. based clients. TrialMaster has been deployed in clinical trials conducted both domestically in the U.S. and internationally in Europe, Asia, Africa and Australia. We have entered into a strategic alliance with a Clinical Research Organization in the Pacific Rim and expect to develop a wholly-owned subsidiary for European sales and operations during the first quarter of fiscal 2006.

Employees

We currently have 39 full time employees of which four are executives, one is administrative, 21 are programmers, one is a technology and systems manager and ten are in sales, marketing and customer support. We employ 29 persons out of our headquarters in Ft. Lauderdale, Florida and ten field sales and marketing employees in California; Pennsylvania; New Jersey; Massachusetts; Missouri; North Carolina and out of our European office in the Netherlands. We believe that relations with our employees are good. None of our employees is represented by a collective bargaining agreement.

Available Information

We were incorporated in Delaware in 1997. We currently have no operating subsidiaries. Our Internet website address is http://www.omnicomm.com. Our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available either via a link on our website or on the Securities and Exchange Commission website, http://www.sec.gov.

Description of Property

Our principal executive offices are located in commercial office space in approximately 7,800 square feet at 2101 W. Commercial Boulevard, Suite 4000, Fort Lauderdale, Florida, and our telephone number is (954) 473-1254. We lease these offices under the terms of a lease expiring in April 2011. Our annual rental payment under this sublease is $101,829 plus sales tax.

Our secondary data site, which serves as our disaster recovery location, is located in Atlanta, Georgia and is leased from IBM. We lease this space under the terms of a lease expiring in October 2006. Our annual lease payment is approximately $62,280.

We believe these facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

Legal Proceedings

On November 16, 2005, Lawton Jackson, (“Jackson”) filed suit (Civil Action No. 05-14582 CA 01) in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida against OmniComm Systems, Inc. In his suit Jackson alleges that we breached two employment agreements by not paying him the salary set forth in the agreements. Jackson is seeking $128,098 as damages. We filed a Motion to Dismiss, on December 5, 2005, to Jackson’s claim of breach of contract. The Court denied our Motion to Dismiss but responded that it found issues with Jackson’s claims based on the statute of limitations regarding the employment contracts. Jackson filed a First Amended Complaint in January, 2006, alleging certain oral agreements amended the original employment agreements. We filed an Answer and Affirmative Defenses in January, 2006. This matter is ongoing and we are prepared to vigorously defend against the claim.

RISK FACTORS

An investment in our securities is speculative in nature and involves a high degree of risk. In addition to the other information contained in this prospectus, the following material risk factors should be considered carefully in evaluating us and our business before purchasing our securities.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES. WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

We incurred net losses attributable to common stockholders of $2,224,933 and $2,502,170 in fiscal 2005 and 2004, respectively. At December 31, 2005, we had an accumulated deficit of approximately $27,710,557 and a working capital deficit of approximately $1,765,017. We expect net losses and negative cash flow for the foreseeable future until such time as we can generate sufficient revenues to achieve profitability. We expect our operating cash flows to improve in fiscal 2006, but we have little control over the timing of contracted projects. We expect our client and contract base to expand and diversify to the point where it meets our on-going operating needs, but this may not happen in the short-term or at all. While we expect to achieve additional revenue through the growth of our business, we cannot assure you that we will generate sufficient revenue to fund our expenses and achieve and maintain profitability in any period.

WE DEPEND PRIMARILY ON THE PHARMACEUTICAL, BIOTECHNOLOGY AND MEDICAL DEVICE INDUSTRIES AND ARE THEREFORE SUBJECT TO RISKS RELATING TO CHANGES IN THESE INDUSTRIES.

Our business depends on the clinical trials conducted or sponsored by pharmaceutical, biotechnology and medical device companies and other entities conducting clinical research. General economic downturns, increased consolidation or decreased competition in the industries in which these companies operate could result in fewer products under development or decreased pressure to accelerate product approval which, in turn, could materially adversely impact our revenues. Our operating results may also be adversely impacted by other developments that affect these industries generally, including:

•	the introduction or adoption of new technologies or products;

•	changes in third-party reimbursement practices;

•	changes in government regulation or governmental price controls;

•	changes in medical practices;

•	the assertion of product liability claims; and

•	changes in general business conditions.

Any decrease in research and development expenditures or in the size, scope or frequency of clinical trials conducted or sponsored by pharmaceutical, biotechnology or medical device companies or other entities as a result of the foregoing or other factors could materially adversely affect our operations or financial condition.

CHANGES IN REGULATIONS AND REGULATORY GUIDANCE APPLICABLE TO OUR CUSTOMERS OR POTENTIAL CUSTOMERS AND THE APPROVAL PROCESS FOR THEIR PRODUCTS MAY RESULT IN OUR INABILITY TO CONTINUE TO DO BUSINESS.

Demand for our software products, services and hosted solutions is largely a function of regulation and regulatory guidance associated with the approval of new drugs, biological products and medical devices imposed upon the clinical trial process by the U.S. federal government and related regulatory authorities such as the U.S. Food and Drug Administration, or FDA, and by foreign governments. In recent years, efforts have been made to streamline the FDA approval process and coordinate U.S. standards with those of other developed countries. Any change in the scope of applicable regulations and regulatory guidance could alter the type or amount of clinical trial spending or negatively impact interest in our software products, services and hosted solutions. Any regulatory reform that limits or reduces the research and development spending of entities conducting clinical research upon which our business depends could have a material adverse effect on our revenues or gross margins.

In addition, any failure to conform our software products, services and hosted solutions to domestic or international changes in regulations and regulatory guidance applicable to our customers or potential customers and the approval process for their products may result in our inability to continue to do business. Changing our software products, services and hosted solutions to allow our customers to comply with future changes in regulation or regulatory guidance, either domestically or internationally, could cause us to incur substantial costs. We cannot assure you that our product and service offerings will allow our customers and potential customers to stay in compliance with regulations and regulatory guidance as they develop. If our product and service offerings fail to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance, clinical trial sponsors and other entities conducting clinical research may be unwilling to use our software products, services and hosted solutions.

IF ENTITIES ENGAGED IN CLINICAL TRIALS DO NOT SHIFT FROM TRADITIONAL PAPER-BASED METHODS OF COLLECTING CLINICAL TRIAL DATA TO ELECTRONIC SYSTEMS, WE MAY NOT ACHIEVE THE MARKET PENETRATION NECESSARY TO OBTAIN OR MAINTAIN PROFITABILITY.

If entities engaged in clinical trials are unwilling to use our electronic data capture solutions or to change the way of collecting clinical trial data, our future growth and market share may be limited. Most clinical trials today rely on pre-printed, three-part paper case report forms for data collection. Our efforts to establish an electronic process to capture clinical trial data are a significant departure from the traditional paper-based methods of collecting clinical trial data. As is typical for new and rapidly evolving industries, customer demand for recently introduced technology is highly uncertain. We may not be successful in persuading entities engaged in clinical trials to change the manner in which they have traditionally collected clinical trial data and to accept our software products, services and hosted solutions. If we fail to convince entities engaged in clinical trials to use our methods of capturing clinical trial data, our revenues may be limited and we may fail to be profitable.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FALL RAPIDLY AND WITHOUT NOTICE.

Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter, particularly because of the rapidly evolving market in which we operate and our term license model. For instance, our quarterly results ranged from a net loss attributable to common stockholders of $841,610 to $514,996 for the quarters ended March 31, 2003 and March 31, 2005, respectively. Our results of operations in any given quarter will be based on a number of factors, including:

•	the extent to which TrialMaster achieves or maintains market acceptance;

•	our ability to introduce new products and services and enhancements to our existing products and services on a timely basis;

•	the competitive environment in which we operate;

•	the timing of our product sales and the length of our sales and implementation cycles;

•	changes in our operating expenses;

•	our ability to hire and retain qualified personnel;

•	changes in the regulatory environment related to the clinical trial market;

•	the financial condition of our current and potential customers.

A significant portion of our operating expense is relatively fixed in nature and planned expenditures are based in part on expectations regarding future revenues. Accordingly, unexpected revenue shortfalls may decrease our gross margins and could cause significant changes in our operating results from quarter to quarter. Results of operations in any quarterly period should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the trading price of our common stock could fall substantially either suddenly or over time.

WE MAY BE REQUIRED TO SPEND SUBSTANTIAL TIME AND EXPENSE BEFORE WE RECOGNIZE A SIGNIFICANT PORTION OF THE REVENUES, IF ANY, ATTRIBUTABLE TO OUR CUSTOMER CONTRACTS.

The sales cycle for some of our software solutions frequently takes six months to a year or longer from initial customer contact to contract execution. During this time, we may expend substantial time, effort and financial resources without realizing any revenue with respect to the potential sale. In addition, in the case of our hosted electronic data capture solutions, we do not begin recognizing revenue until implementation cycles are complete. Moreover, while we begin recognizing revenue upon completion of the scope of work detailed in our contracts, it may be difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is recognized over the applicable license term, typically three months to five years. As a result, we may not recognize significant revenues, if any, from some customers despite incurring considerable expense related to our sales and implementation process. Even if we do realize revenues from a contract, our pricing model may keep us from recognizing a significant portion of these revenues during the same period in which sales and implementation expenses were incurred. Those timing differences could cause our gross margins and profitability to fluctuate significantly from quarter to quarter. Similarly, a decline in new or renewed client contracts in any one quarter will not necessarily be fully reflected in the revenue in that quarter and may negatively affect our revenue in future quarters. This could cause our operating results to fluctuate significantly from quarter to quarter.

THE LOSS OF ONE OR MORE MAJOR CUSTOMERS COULD MATERIALLY AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Our top five customers accounted for approximately 54% of our revenues during 2005 and approximately 56% of our revenues during 2004. Three customers accounted individually for 10% or more of our revenues during 2005. Four customers accounted individually for 10% or more of our revenues during 2004. These customers can terminate our services at any time. The loss of any of our major customers could have a material adverse effect on our results of operations or financial condition. We may not be able to maintain our customer relationships, and our customers may not renew their agreements with us, which could adversely affect our results of operations or financial condition. A significant change in the liquidity or financial position of any of these customers could also have a material adverse effect on the collectibility of our accounts receivables, our liquidity and our future operating results.

WE COULD INCUR SUBSTANTIAL COSTS RESULTING FROM PRODUCT LIABILITY CLAIMS RELATING TO OUR PRODUCTS OR SERVICES OR OUR CUSTOMERS’ USE OF OUR PRODUCTS OR SERVICES.

Any failure or errors in a customer’s clinical trial or adverse event reporting obligations caused or allegedly caused by our products or services could result in a claim for substantial damages against us by our customers or the clinical trial participants, regardless of our responsibility for the failure. Although we are entitled to indemnification under our customer contracts against claims brought against us by third parties arising out of our customers’ use of our products, we might find ourselves entangled in lawsuits against us that, even if unsuccessful, divert our resources and energy and adversely affect our business. Further, in the event we seek indemnification from a customer, we cannot assure you that a court will enforce our indemnification right if challenged by the customer obligated to indemnify us or that the customer will be able to fund any amounts for indemnification owed to us. We also cannot assure you that our existing general liability insurance coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

WE AND OUR PRODUCTS AND SERVICES COULD BE SUBJECTED TO GOVERNMENTAL REGULATION, REQUIRING US TO INCUR SIGNIFICANT COMPLIANCE COSTS OR TO CEASE OFFERING OUR PRODUCTS AND SERVICES.

The clinical trial process is subject to extensive and strict regulation by the FDA, as well as other regulatory authorities worldwide. Our electronic data capture, management and adverse event reporting products and services could be subjected to state, federal and foreign regulations. We cannot assure you that our products and service offerings will comply with applicable regulations and regulatory guidelines as they develop. If our products or services fail to comply with any applicable government regulations or guidelines, we could incur significant liability or be forced to cease offering our applicable products or services. Also, conforming our products and services to any applicable regulations and guidelines could substantially increase our operating expenses.

IF WE ARE UNABLE TO RETAIN OUR PERSONNEL AND HIRE ADDITIONAL SKILLED PERSONNEL, WE MAY BE UNABLE TO ACHIEVE OUR GOALS.

Our future success depends upon our ability to attract, train and retain highly skilled employees and contract workers, particularly our management team, sales and marketing personnel, professional services personnel and software engineers. Each of our executive officers and other employees could terminate his or her relationship with us at any time. The loss of any member of our management team might significantly delay or prevent the achievement of our business or development objectives and could materially harm our business. In addition, because of the technical nature of our software products, services and hosted solutions and the dynamic market in which we compete, any failure to attract and retain qualified direct sales, professional services and product development personnel, as well as our contract workers, could have a material adverse affect on our ability to generate sales or successfully develop new software products, services and hosted solutions or software enhancements.

WE FACE INTENSE COMPETITION AND WILL HAVE TO COMPETE FOR MARKET SHARE.

There can be no assurance that our products will achieve or maintain a competitive advantage. There are currently a number of companies who market services and products for Web-based clinical trial data collection. Barriers to entry on the Internet are relatively low, and we expect competition to increase significantly in the future. We face competitive pressures from numerous actual and potential competitors, both online and offline, many of which have longer operating histories, greater brand name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. We cannot assure you that the Web-based clinical trials maintained by our existing and potential competitors will not be perceived by clinical trial sponsors as being superior to ours.

WE MAY BE UNABLE TO PREVENT COMPETITORS FROM USING OUR INTELLECTUAL PROPERTY, AND WE WOULD FACE POTENTIALLY EXPENSIVE LITIGATION TO ASSERT OUR RIGHTS AND TO DEFEND OURSELVES AGAINST PATENT OR OTHER INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS ASSERTED BY OTHERS. IF WE CANNOT PROTECT OUR PROPRIETARY

INFORMATION, WE MAY LOSE A COMPETITIVE ADVANTAGE AND SUFFER DECREASED REVENUES AND CASH FLOW.

We are dependent, in part, on proprietary data, analytical computer programs and methods and related know-how for our day-to-day operations. We rely on a combination of confidentiality agreements, contract provisions and trade secret laws to protect our proprietary rights. Although we intend to protect our rights vigorously, there can be no assurance we will be successful in protecting our proprietary rights. If we are unable to protect our proprietary rights, or if our proprietary information and methods become widely available, we may lose any ability to obtain or maintain a competitive advantage within our market niche.

FAILURE TO ADAPT TO EVOLVING TECHNOLOGIES AND USER DEMANDS COULD RESULT IN THE LOSS OF USERS.

To be successful, we must adapt to rapidly changing technologies and user demands by continuously enhancing our products and services and introducing new products and services. If we need to modify our products and services or infrastructure to adapt to changes affecting clinical trials, we could incur substantial development or acquisition costs. As described below, we will be dependent upon the availability of additional financing to fund these development and acquisition costs. If these funds are not available to us, and if we cannot adapt to these changes, or do not sufficiently increase the features and functionality of our products and services, our users may switch to the product and service offerings of our competitors.

A SYSTEM FAILURE COULD RESULT IN SIGNIFICANTLY REDUCED REVENUES.

Any system failure, including network, software or hardware failure that causes an interruption in our service could affect the performance of our TrialMaster software and result in reduced revenues. The servers that host our software are backed-up by remote servers, but we cannot be certain that the back-up servers will not fail or cause an interruption in our service. Clinical trial data could also be affected by computer viruses, electronic break-ins or other similar disruptions. Our users will depend on Internet service providers, online service providers and other web site operators for access to our products. Each of these providers may have experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Further, our systems are vulnerable to damage or interruption from fire, flood, power loss, telecommunications and/or power failure, break-ins, hurricanes, earthquake and similar events. Regionalized power loss caused by hurricanes or other storms if occurring over a long period of time could adversely impact our ability to service our clients. Our insurance policies have low coverage limits and may not adequately compensate us for any such losses that may occur due to interruptions in our service.

WE MAY BE UNABLE TO ADEQUATELY DEVELOP OUR SYSTEMS, PROCESSES AND SUPPORT IN A MANNER THAT WILL ENABLE US TO MEET THE DEMAND FOR OUR SERVICES.

Our future success will depend on our ability to develop effectively the infrastructure, including additional hardware and software, and implement the services, including customer support, necessary to meet the demand for our services. In the event we are not successful in developing the necessary systems and implementing the necessary services on a timely basis, our revenues could be adversely affected, which would have a material adverse affect on our financial condition.

FAILURE TO MANAGE OUR RAPID GROWTH EFFECTIVELY COULD HARM OUR BUSINESS.

We have been experiencing a period of growth that has placed a significant strain on our operational and financial resources and our personnel. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations in geographically distributed locations. We also must attract, integrate, train and retain a significant number of qualified sales and marketing personnel, professional services personnel, software engineers and other management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, operating results or financial condition.

IN THE COURSE OF CONDUCTING OUR BUSINESS, WE POSSESS OR COULD BE DEEMED TO POSSESS PERSONAL MEDICAL INFORMATION IN CONNECTION WITH THE CONDUCT OF CLINICAL TRIALS, WHICH IF WE FAIL TO KEEP PROPERLY PROTECTED, COULD SUBJECT US TO SIGNIFICANT LIABILITY.

Our software solutions are used to collect, manage and report information in connection with the conduct of clinical trails. This information is or could be considered to be personal medical information of the clinical trial participants. Regulation of the use and disclosure of personal medical information is complex and growing. Increased focus on individuals’ rights to confidentiality of their personal information, including personal medical information, could lead to an increase of existing and future legislative or regulatory initiatives giving direct legal remedies to individuals, including rights to damages, against entities deemed responsible for not adequately securing such personal information. In addition, courts may look to regulatory standards in identifying or applying a common law theory of liability, whether or not that law affords a private right of action. Since we receive and process personal information of clinical trial participants from our customers, there is a risk that we could be liable if there were a breach of any obligation to a protected person under contract, standard of practice or regulatory requirement. If we fail to properly protect this personal information that is in our possession or deemed to be in our possession, we could be subjected to significant liability.

OUR FINANCIAL STATEMENTS CONTAIN A GOING CONCERN QUALIFICATION.

Because of our significant operating losses, accumulated deficit and the uncertainty as to our ability to secure additional financing, the report of our independent auditors on our consolidated financial statements for the year ended December 31, 2005 contained an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern.

OUR ABILITY TO CONDUCT OUR BUSINESS WOULD BE MATERIALLY AFFECTED IF WE WERE UNABLE TO PAY OUR OUTSTANDING INDEBTEDNESS.

At December 31, 2005, we had outstanding borrowings of approximately $3,319,560 of which

•	approximately $125,000, at 10% interest, was due June 2004. We are also in default in the payment of interest;

•	approximately $397,300, at 9% interest, is due January 31, 2007,

•	approximately $150,000 at 9% interest, is due May 31, 2007, and

•	approximately $2,647,260 at 9% interest is due April 1, 2008.

No assurance can be given that the holders of the 10% Convertible Notes will not seek immediate collection of the amounts due and owing. Further, no assurance can be given that faced with future principal repayment and interest obligations, our cash flow from operations or external financing will be available or sufficient to enable us to meet our financial obligations. If we are unable to meet our financial obligations, the lenders could obtain a judgment against us in the amount of the notes and foreclose on our assets. Such foreclosure would materially and adversely affect our ability to conduct our business.

WE WILL LIKELY NEED ADDITIONAL FINANCING, THE TERMS OF WHICH MAY BE UNFAVORABLE TO OUR THEN EXISTING STOCKHOLDERS.

Our plan of operations will require us to raise additional working capital if our revenue projections are not realized, and even if our projections are realized, we may need to raise additional financing to meet our ongoing obligations. In addition, we may also need to raise additional funds to meet known needs or to respond to future business contingencies, which may include the need to:

•	fund more rapid expansion;

•	fund additional capital or marketing expenditures;

•	develop new or enhanced features, services and products;

•	enhance our operating infrastructure;

•	respond to competitive pressures; or

•	acquire complementary businesses or necessary technologies.

If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders or debt holders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, repay our outstanding debt obligations and remain in business may be significantly limited.

FUTURE SALES OF SHARES BY EXISTING STOCKHOLDERS OR THE PERCEPTION THAT THERE WILL BE FUTURE SALES OF SHARES BY EXISTING STOCKHOLDERS AS WELL AS THE ISSUANCE OF ADDITIONAL SHARES OF OUR COMMON STOCK COULD RESULT IN A DECLINE IN THE MARKET PRICE OF THE STOCK.

At April 12, 2006, we had 29,025,915 shares of common stock issued and outstanding and 44,984,169 shares issuable upon the conversion of preferred stock or exercise of warrants or options. Of these shares, 27,781,049 are, or will be upon issuance, eligible for resale pursuant to Rule 144 and 42,913,850 shares are registered under the registration statement that this prospectus forms a part. In general, Rule 144 permits a shareholder who has owned restricted shares for at least one year, to sell without registration, within a three-month period, up to one percent of our then outstanding common stock. In addition, shareholders other than our officers, directors or 5% or greater shareholders who have owned their shares for at least two years may sell them without volume limitation or the need for our reports to be current.

We cannot predict the effect, if any, that market sales of common stock or the availability of these shares for sale will have on the market price of the shares from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market could adversely affect market prices for the common stock and could damage our ability to raise capital through the sale of our equity securities.

THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS AND THE CONVERSION OF OUTSTANDING SHARES OF PREFERRED STOCK AND CONVERTIBLE PROMISSORY NOTES WILL BE DILUTIVE TO OUR EXISTING STOCKHOLDERS.

As of April 12, 2006, we had a total of 26,088,020 shares of our common stock underlying options, warrants and other convertible securities and 18,896,149 shares of common stock underlying convertible preferred stock. The exercise of these warrants and options and/or the conversion of these convertible securities will have a dilutive effect on our existing stockholders.

THERE IS ONLY A LIMITED TRADING MARKET FOR OUR COMMON STOCK.

There is a limited trading market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that trading market might become. If a liquid trading market does not develop or is not sustained, investors may find it difficult to dispose of shares of our common stock and may suffer a loss of all or a substantial portion of their investment in our common stock.

FLUCTUATIONS IN OUR OPERATING RESULTS MAY ADVERSELY AFFECT OUR STOCK PRICE.

Historically, there has been volatility in the market price for our common stock. Our quarterly operating results, changes in general conditions in the economy, the financial markets or our industry segment, or other developments affecting us or our competitors, could cause the market price of our common stock to fluctuate substantially. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors. Factors that may adversely affect our quarterly operating results include:

•	the announcement or introduction of new products by us and our competitors;

•	our ability to retain existing clients and attract new clients at a steady rate, and maintain client satisfaction;

•	the amount and timing of operating costs and capital expenditures relating to expansion of our business and operations;

•	government regulation; and

•	general economic conditions and economic conditions specific to the clinical trials industry.

As a result of these factors, in one or more future quarters, our operating results may fall below the expectations of securities analysts and investors, which could result in a decrease in the trading price of our common stock.

BECAUSE OUR STOCK CURRENTLY TRADES BELOW $5.00 PER SHARE, AND IS QUOTED ON THE OTC BULLETIN BOARD, OUR COMMON STOCK IS CONSIDERED A “PENNY STOCK” WHICH CAN ADVERSELY EFFECT ITS LIQUIDITY.

If our common stock continues to be quoted on the OTC Bulletin Board, and the trading price of our common stock remains less than $5.00 per share, our common stock is considered a “penny stock,” and trading in our common stock is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

The Securities and Exchange Commission regulations also require additional disclosure in connection with any trades involving a “penny stock,” including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements severely limit the liquidity of securities in the secondary market because few broker or dealers are likely to undertake these compliance activities. In addition to the applicability of the penny stock rules, other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS MAY DELAY OR PREVENT A TAKE-OVER WHICH MAY NOT BE IN THE BEST INTERESTS OF OUR COMMON STOCKHOLDERS.

Provisions of our articles of incorporation and by-laws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt. In addition, our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board of directors, of which 4,617,374 shares are currently issued and outstanding. Our board of directors may, without stockholder approval, issue additional series of preferred stock with dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock.

IT IS NOT POSSIBLE TO FORESEE ALL RISKS WHICH MAY AFFECT US. MOREOVER, WE CANNOT PREDICT WHETHER WE WILL SUCCESSFULLY EFFECTUATE OUR CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SHARES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHERS, THE RISK FACTORS DISCUSSED ABOVE.

OMNICOMM SYSTEMS, INC.

1998 STOCK INCENTIVE PLAN (AS AMENDED)

Stock Option Plan

Our 1998 Stock Incentive Plan (the “1998 Plan” or the “Plan”) was adopted on January 5, 1998, and was amended in March 2004 by our board of directors to increase the number of shares available under the 1998 Plan to 7,500,000. This increase was approved by our stockholders at the shareholder meeting held on July 30, 2005. We have outstanding options under the 1998 Plan to purchase an aggregate of 7,442,770 shares of our common stock at exercise prices ranging from $0.15 to $2.75 per share. We are proposing for approval by our stockholders at our 2006 annual meeting of stockholders to increase the number of shares authorized under the 1998 Plan to 12,500,000 shares.

The purpose of the 1998 Plan is to provide a means through which we can attract able persons to enter and remain in our employ, and to provide a means whereby those key persons upon whom the responsibilities of our successful administration and management rest, and whose present and potential contributions to our welfare are of importance, can acquire and maintain stock ownership, thereby strengthening their commitment to our welfare and promoting an identity of interest between stockholders and these key persons.

A further purpose of the 1998 Plan is to provide such key persons with additional incentive and reward opportunities designed to enhance our profitable growth. So that the appropriate incentive can be provided, the 1998 Plan provides for granting incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, phantom stock unit awards and performance share units, or any combination of the foregoing.

We believe that the 1998 Plan encourages the participants to contribute materially to our growth and will align the economic interests of the participants with those of our stockholders.

General

We have reserved 7,500,000 shares of our common stock for issuance upon the exercise of options granted under the 1998 Plan. These shares may be authorized but unissued shares of our common stock or may be shares that we have reacquired, including shares we may purchase on the open market. If any options or stock appreciation rights granted under the 1998 Plan expire or are terminated for any reason without being exercised or restricted shares or performance shares are forfeited, the shares of common stock underlying that award will again be available for grant under the 1998 Plan.

Administration of the 1998 Plan

The Compensation Committee of our board of directors administers and interprets the 1998 Plan. The Compensation Committee has the sole authority to designate participants, grant awards and determine the terms of all grants, subject to the terms of the 1998 Plan.

The Compensation Committee has the full authority to interpret the 1998 Plan and to make rules, regulations, agreements and instruments for implementing the 1998 Plan.

Eligibility

Grants may be made to any of our employees and to any non-employee member of the board of directors. Key advisors who perform services for us or any of our subsidiaries are eligible if they render bona fide services, not as part of the offer or sale of securities in a capital-raising transaction.

Options

Incentive stock options may be granted to employees, directors and key advisors. If our stockholders do not approve the increase of the shares available under the 1998 Plan, we will be limited to issue no more than 7,500,000 incentive stock options. Non-qualified stock options may be granted to employees, key advisors and non-employee directors. The exercise price of common stock underlying an option is determined by the Compensation Committee at the time the option is granted, and may be equal to, greater than, or less than the fair market value of such stock on the date the option is granted; provided, that the exercise price of an incentive stock option must be equal to or greater than the fair market value of a share of common stock on the date the incentive stock option is granted, and the exercise price of an incentive stock option granted to an employee who owns more than 10% of our common stock, or who is an officer or director, cannot be less than 110% of the fair market value. The Plan provides that, with respect to incentive stock options, the aggregate fair market value (determined as of the time the option is granted) of the shares of common stock, with respect to which incentive stock options are first exercisable by any option holder during any calendar year shall not exceed $100,000. Unless the applicable option agreement provides otherwise, a participant can exercise an option award after the option has fully vested, by paying the applicable exercise price in cash, or, with the approval of the Compensation Committee, by delivering shares of common stock owned by the grantee and having a fair market value on the date of exercise equal to the exercise price of the grants, or by such other method as the Compensation Committee approves, including payment through a broker in accordance with procedures permitted by Regulation T of the Federal Reserve Board.

Options vest according to the terms and conditions determined by the Compensation Committee and specified in the grant instrument. The Compensation Committee determines the term of each option up to a maximum of 10 years from the date of grant except that the term of an incentive stock option granted to an employee who owns more than 10% of our common stock, or who is an officer or director, may not exceed five years from the date of grant. The Compensation Committee may accelerate the exercisability of any or all outstanding options at any time for any reason.

Manner of Exercise

Plan options are exercisable by delivery of written notice to us stating the number of shares with respect to which the option is being exercised, together with full payment of the purchase price therefor. Payment shall be in cash, checks, certified or bank cashier’s checks, promissory notes secured by the shares issued through exercise of the related options, shares of common stock or in such other form or combination of forms which shall be acceptable to the Board of Directors or the Committee, provided that any loan or guarantee by us of the purchase price may only be made upon resolution of the Board or Committee that such loan or guarantee is reasonably expected to benefit us.

Termination

All Plan options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee. If an optionee shall die (a) while our employee or (b) within three months after termination of employment by us because of disability, or retirement or otherwise, such options may be exercised, to the extent that the optionee shall have been entitled to do so on the date of death or termination of employment, by the person or persons to whom the optionee’s right under the option pass by will or applicable law, or if no such person has such right, by his executors or administrators.

In the event of termination of employment because of death while an employee or because of disability, the optionee’s options may be exercised not later than the expiration date specified in the option or one year after the optionee’s death, whichever date is earlier, or in the event of termination of employment because of retirement or otherwise, not later than the expiration date specified in the option or one year after the optionee’s death, whichever date is earlier.

If an optionee’s employment by us terminates because of disability and such optionee has not died within the following three months, the options may be exercised, to the extent that the optionee shall have been entitled to do so at the date of the termination of employment, at any time, or from time to time, but not later than the expiration date specified in the option or one year after termination of employment, whichever date is earlier.

If an optionee’s employment shall terminate for any reason other than death or disability, optionee may exercise the options to the same extent that the options were exercisable on the date of termination, for up to three months following such termination, or on or before the expiration date of the options, whichever occurs first. In the event that the optionee was not entitled to exercise the options at the date of termination or if the optionee does not exercise such options (which were then exercisable) within the time specified herein, the options shall terminate.

If an optionee’s employment shall terminate for any reason other than death, disability or retirement, all right to exercise the option shall terminate not later than 90 days following the date of such termination of employment.

Restricted Stock

The Compensation Committee determines the number of restricted shares granted to a participant, subject to the maximum plan limit described above. Grants of restricted shares will be conditioned on such performance requirements, vesting provisions, transfer restrictions or other restrictions and conditions as the Compensation Committee may determine in its sole discretion. The restrictions will remain in force during a restriction period set by the Compensation Committee. If the grantee is no longer employed by us during the restriction period or if any other conditions are not met, the restricted shares grant will terminate as to all shares covered by the grant for which the restrictions are still applicable, and those shares must be immediately returned to us.

Stock Appreciation Rights

The Compensation Committee can grant stock appreciation rights (SARs) to any participant, subject to the maximum plan limit described above. At any time, the Compensation Committee may grant an SAR award, either separately or in connection with any option; provided, that, if an SAR is granted in connection with an incentive stock option, it must be granted at the same time that as underlying option is granted. The Compensation Committee will determine the base amount of the SAR at the time that it is granted and will establish any applicable vesting provisions, transfer restrictions or other restrictions as it may determine is appropriate in its sole discretion. When a participant exercises an SAR, he or she will receive the amount by which the value of the stock has appreciated since the SAR was granted, which may be payable to the participant in cash, shares, or a combination of cash and shares, as determined by the Compensation Committee.

Performance Share Awards

The Compensation Committee can grant performance share awards to any employee or key advisor. A performance share award represents the right to receive an amount based on the value of our common stock, but may be payable only if certain performance goals that are established by the Compensation Committee are met. If the Compensation Committee determines that the applicable performance goals have been met, a performance share award will be payable to the participant in cash, shares or a combination of cash and shares, as determined by the Compensation Committee.

Amendment and Termination of the 1998 Plan

Our board of directors can at any time terminate the 1998 Plan. With the express written consent of an individual participant, the board may cancel or reduce or otherwise alter the outstanding awards thereunder if, in its judgment, the tax, accounting, or other effects of the 1998 Plan or potential payouts thereunder would not be in our best interest. The board may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the 1998 Plan in whole or in part, provided, however, that without further stockholder approval the board shall not:

•	Increase the maximum number of shares of our common stock which may be issued on exercise of awards under the 1998 Plan;

•	Change the maximum option price;

•	Extend the maximum option term;

•	Extend the termination date of the 1998 Plan; or

•	Change the class of persons eligible to receive awards under the Plan.

Adjustment Provisions

In the event that certain reorganizations of our company or similar transactions or events occur, the maximum number of shares of stock available for grant, the maximum number of shares that any participant in the 1998 Plan may be granted, the number of shares covered by outstanding grants, the kind of shares issued under the 1998 Plan and the price per share or the applicable market value of such grants shall be adjusted by the committee to reflect changes to our common stock as a result of such occurrence to prevent the dilution or enlargement of rights of any individual under the 1998 Plan.

Change of Control and Reorganization

Upon a change of control, as defined in the 1998 Plan, the Compensation Committee may:

•	determine that the outstanding grants, whether in the form of options and stock appreciation rights, shall immediately vest and become exercisable;

•	determine that the restrictions and conditions on all outstanding restricted stock or performance share awards shall immediately lapse;

•	require that grantees surrender their outstanding options and stock appreciation rights in exchange for payment by us, in cash or common stock, in an amount equal to the amount by which the then fair market value of the shares of our common stock subject to the grantee’s unexercised options or stock appreciation rights exceeds the exercise price of those options; and/or

•	after giving grantees an opportunity to exercise their outstanding options and stock appreciation rights, terminate any or all unexercised options and stock appreciation rights.

Upon a reorganization, as defined in the 1998 Plan, where we are not the surviving entity or where we survive only as a subsidiary of another entity, unless the Compensation Committee determines otherwise, all outstanding option or SAR grants shall be assumed by or replaced with comparable options or rights by the surviving corporation. In addition, the Compensation Committee may require that grantees surrender their outstanding options in exchange for payment by us, in cash or common stock, at an amount equal to the amount by which the then fair market value of the shares of common stock subject to the grantee’s unexercised options exceeds the exercise price of those options and/or after accelerating all vesting and giving grantees an opportunity to exercise their outstanding options or SARs, terminate any or all unexercised options and SARs.

Federal Income Tax Effects

The following discussion applies to the Plan and is based on federal income tax laws and regulations in effect on March 31, 2005. It does not purport to be a complete description of the federal income tax consequences of the Plan, nor does it describe the consequences of state, local or foreign tax laws, which may be applicable. Accordingly, any person receiving a grant under the Plan should consult with his own tax adviser. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

An employee granted an incentive stock option does not recognize taxable income either at the date of grant or at the date of its timely exercise. However, the excess of the fair market value of common stock received upon exercise of the incentive stock option over the exercise price is an item of tax preference under Section 57(a)(3) of the Code and may be subject to the alternative minimum tax imposed by Section 55 of the Code. Upon disposition of stock acquired on exercise of an incentive stock option, long-term capital gain or loss is recognized in an amount equal to the difference between the sales price and the incentive option exercise price, provided that the option holder has not disposed of the stock within two years from the date of grant and within one year from the date of exercise. If the incentive option holder disposes of the acquired stock (including the transfer of acquired stock in payment of the exercise price of an incentive stock option) without complying with both of these holding period requirements (“Disqualifying Disposition”), the option holder will recognize ordinary income at the time of such Disqualifying Disposition to the extent of the difference between the exercise price and the lesser of the fair market value of the stock on the date the incentive option is exercised (the value six months after the date of exercise may govern in the case of an employee whose sale of stock at a profit could subject him to suit under Section 16(b) of the Securities Exchange Act of 1934) or the amount realized on such Disqualifying Disposition. Any remaining gain or loss is treated as a short-term or long-term capital gain or loss, depending on how long the shares are held. In the event of a Disqualifying Disposition, the incentive stock option tax preference described above may not apply (although, where the Disqualifying Disposition occurs subsequent to the year the incentive stock option is exercised, it may be necessary for the employee to amend his return to eliminate the tax preference item previously reported). We are not entitled to a tax deduction upon either exercise of an incentive option or disposition of stock acquired pursuant to such an exercise, except to the extent that the option holder recognized ordinary income in a Disqualifying Disposition.

If the holder of an incentive stock option pays the exercise price, in full or in part, with shares of previously acquired common stock, the exchange should not affect the incentive stock option tax treatment of the exercise. No gain or loss should be recognized on the exchange, and the shares received by the employee, equal in number to the previously acquired shares exchanged therefor, will have the same basis and holding period for long-term capital gain purposes as the previously acquired shares. The employee will not, however, be able to utilize the old holding period for the purpose of satisfying the incentive stock option statutory holding period requirements. Shares received in excess of the number of previously acquired shares will have a basis of zero and a holding period, which commences as of the date the common stock, is issued to the employee upon exercise of the incentive option. If an exercise is effected using shares previously acquired through the exercise of an incentive stock option, the exchange of the previously acquired shares will be considered a disposition of such shares for the purpose of determining whether a Disqualifying Disposition has occurred.

In respect to the holder of non-qualified options, the option holder does not recognize taxable income on the date of the grant of the non-qualified option, but recognizes ordinary income generally at the date of exercise in the amount of the difference between the option exercise price and the fair market value of the common stock on the date of exercise. However, if the holder of non-qualified options is subject to the restrictions on resale of common stock under Section 16 of the Securities Exchange Act of 1944, such person generally recognizes ordinary income at the end of the six-month period following the date of exercise in the amount of the difference between the option exercise price and the fair market value of the common stock at the end of the six-month period. Nevertheless, such holder may elect within 30 days after the date of exercise to recognize ordinary income as of the date of exercise. The amount of ordinary income recognized by the option holder is deductible by us in the year that income is recognized.

In connection with the issuance of stock grants as compensation, the recipient must include in gross income the excess of the fair market value of the property received over the amount, if any, paid for the property in the first taxable year in which beneficial interest in the property either is “transferable” or is not subject to a “substantial risk of forfeiture.” A substantial risk of forfeiture exists where rights and property that have been transferred are conditioned, directly or indirectly, upon the future performance (or refraining from performance) of substantial services by any person, or the occurrence of a condition related to the purpose of the transfer, and the possibility of forfeiture is substantial if such condition is not satisfied. Stock grants received by a person who is subject to the short swing profit recovery rule of Section 16(b) of the Securities Exchange Act of 1934 is considered subject to a substantial risk of forfeiture so long as the sale of such property at a profit could subject the stockholder to suit under that section. The rights of the recipient are treated as transferable if and when the recipient can sell, assign, pledge or otherwise transfer any interest in the stock grant to any person. Inasmuch as the recipient would not be subject to the short swing profit recovery rule of Section 16(b) of the Securities Exchange Act of 1934 and the stock grant, upon receipt following satisfaction of condition prerequisites to receipt, will be presently transferable and not subject to a substantial risk of forfeiture, the recipient would be obligated to include in gross income the fair market value of the stock grant received once the conditions to receipt of the stock grant are satisfied.

RESTRICTIONS UNDER SECURITIES LAWS

The sale of all shares issued under the Plan must be made in compliance with federal and state securities laws. Our officers, directors and 10% or greater shareholders, as well as certain other persons or parties who may be deemed to be “affiliates” of ours under federal securities laws, should be aware that resales by affiliates can only be made pursuant to an effective registration statement, Rule 144 or other applicable exemption. Our officers, directors and 10% and greater stockholders may also become subject to the “short swing” profit rule of Section 16(b) of the Securities Exchange Act of 1934.

SELLING SHAREHOLDERS

The information under this heading relates to resales of shares covered by this prospectus by persons who are our “affiliates” as that term is defined under federal securities laws and our non-affiliates. Affiliates will be members of our Board of Directors and/or officers of our company. Shares issued pursuant to this prospectus to our affiliates are “control” shares under federal securities laws.

The following table sets forth

•	the name of each affiliated and non-affiliated selling security holder,

•	the amount of common stock owned beneficially, directly or indirectly, by each selling security holder,

•	the maximum amount of Shares to be offered by the selling security holders pursuant to this prospectus,

•	the amount of common stock to be owned by each selling security holder following sale of the Shares, and

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each affiliated selling security holder is based upon our books and records and the information provided by our transfer agent.

We may amend or supplement this prospectus from time to time to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the Shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the number of Shares available for resale hereby that will be held by the affiliated selling security holders upon termination of the offering made hereby. We have therefore assumed, for the purposes of the following table, that the affiliated selling security holders will sell all of the Shares owned by them, which are being offered hereby, but will not sell any other shares of our common stock that they presently own.

Persons who receive stock grants under the Plan and are deemed affiliates, may effect sales of shares of common stock covered hereby not in excess of 1% of our outstanding common stock of the Company in any three-month period.

Grants may be made to affiliates in the future which we are not able to identify at this time. Before any of our affiliates sell any of his or her shares received under the Plan, we will supplement this prospectus with the required information regarding the names of the persons selling, the total number of shares owned by these persons and the number of shares proposed to be sold under this prospectus.

Stockholder		Shares Owned Beneficially Prior To This Offering	Shares to be Offered Pursuant to This Prospectus	Shares Owned After Offering	Percent of Class Owned After Offering
Amy Zastawney	1	70,000	70,000	—	*
Auke van Scheltinga	2	25,000	25,000	—	*
Brandon Diaz	3	91,000	91,000	—	*
Charles H. Beardsley	4	1,155,000	1,155,000	—	*
Christopher Droz	5	361,000	361,000	—	*
Christopher Mattera	6	103,000	103,000	—	*
Christian Sabbagh	7	20,000	20,000	—	*
Charles E. Leonard	8	225,000	225,000	—	*
Clint Rodricks	9	20,000	20,000	—	*
Cornelis F. Wit	10	3,123,203	1,445,000	1,678,203	4.59%
Fernando Jaramillo	11	135,000	135,000	—	*
Guus van Kesteren	12	1,698,901	295,000	1,403,901	3.84%
Henry Hatch		29,811	29,811	—	*
Hugo Gonzalez	13	20,000	20,000	—	*
Ivan Castillo	14	81,500	81,500	—	*
Juan Arias	15	54,000	54,000	—	*
Juan Zavala	16	20,000	20,000	—	*
Kim Tiefenbach	17	135,000	135,000	—	*
Mark Rice	18	295,000	295,000	—	*
Matthew D. Veatch	19	225,000	225,000	—	*
Mohsen Qureshi	20	20,000	20,000	—	*
Nazima Hasta	21	20,000	20,000	—	*
Patricia Cytacki	22	127,000	127,000	—	*
Peter Lash	23	120,000	120,000	—	*
Randall G. Smith	24	2,535,986	1,559,270	976,716	2.67%
Ronald T. Linares	25	836,529	757,000	79,529	*
Steve Lee	26	54,000	54,000	—	*
Vincent Raiijmakers	27	100,000	100,000	—	*

		11,700,930	7,562,581	4,138,349

An “*” indicates less than 1%.

(1)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 56,666 shares of our common stock with exercise prices ranging from $0.25 to $0.38 per share with expiration dates ranging from August 2010 to December 2014 and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.

(2)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 25,000 shares of our common stock with an exercise price of $0.25 per share with an expiration date of May 2008.
(3)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 77,666 shares of our common stock at prices ranging from $0.25 per share to $0.50 per share with expiration dates ranging from December 2006 to December 2014 and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(4)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include 100,000 shares of common stock; vested options to purchase an aggregate of 755,000 shares of our common stock at exercise prices ranging from $0.25 to $0.28 per share with expiration dates ranging from January 2008 to February 2013 and unvested options to purchase an aggregate of 300,000 shares of common stock at an exercise price of $0.28 per share with an expiration date of February 2013. Mr. Beardsley is our Executive Vice President of Commercial Development.
(5)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 294,333 shares of our common stock at prices ranging from $0.25 to $0.50 per shares with expiration dates ranging from July 2006 to December 2014 and unvested options to purchase 66,667 shares of our common stock shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.

(6)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 73,666 shares of our common stock at prices ranging from $0.15 to $0.38 per share with expiration dates ranging from October 2007 to December 2014 and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(7)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 6,667 shares of our common stock and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(8)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 225,000 shares of our common stock at an exercise price of $0.25 per share with an expiration dates ranging from July 2009 to June 2010. Mr. Leonard is a member of our Board of Directors.
(9)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 6,667 shares of our common stock and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(10)	Shares owned beneficially prior to this offering and shares owned after the offering include 304,000 shares of common stock issuable upon the conversion of our Series C Preferred Stock and 152,000 shares of common stock issuable upon the exercise of warrants with an exercise price of $0.25 per share, and shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase and aggregate of 1,045,000 shares of our common stock at exercise prices ranging from $0.25 to $0.45 per share with expiration dates ranging from July 2006 to February 2013, and unvested options to purchase an aggregate of 400,000 shares of our common stock at an exercise price of $0.28 per share with an expiration date of February 2013. Mr. Wit is our Chief Executive Officer, President and a member of our Board of Directors.

(11)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 121,666 shares of our common stock with exercise prices ranging from $0.25 to $2.50 with expiration dates ranging from December 2006 to December 2012 and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(12)	Shares owned beneficially prior to this offering and shares owned after the offering include 140,000 shares of common stock issuable upon the conversion of our Series B Preferred Stock; 504,000 shares of common stock issuable upon the conversion of our Series C Preferred Stock and 252,000 shares of common stock issuable upon the exercise of warrants with an exercise price of $0.25 per share and shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase and aggregate of 295,000 shares of our common stock at exercise prices ranging from $0.25 to $0.45 per share with expiration dates ranging from July 2006 to February 2013. Mr. van Kesteren is a member of our Board of Directors.
(13)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 6,667 shares of our common stock and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(14)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 68,166 shares of our common stock with exercise prices ranging from $0.25 to $0.58 per share with expiration dates ranging from December 2006 to December 2012 and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(15)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 34,000 shares of our common stock with exercise prices ranging from $0.25 to $0.38 per share with expiration dates ranging from December 2012 to December 2014 and unvested options to purchase 20,000 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(16)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 6,667 shares of our common stock and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(17)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 121,666 shares of our common stock at exercise prices ranging from $0.25 to $0.38 per share with expiration dates ranging from April 2008 to December 2014 and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.

(18)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 281,666 shares of our common stock at exercise prices ranging from $0.25 to $0.38 per share with expiration dates ranging from August 2010 to December 2014 and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(19)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 225,000 shares of our common stock at an exercise price of $0.25 per share with an expiration date of December 2014. Mr. Veatch is a member of our Board of Directors.
(20)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 6,667 shares of our common stock and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(21)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 6,667 shares of our common stock and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(22)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 120,000 shares of our common stock at an exercise price of $0.25 per share with an expiration date of August 2007.
(23)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 113,666 shares of our common stock at exercise prices ranging from $0.25 to $2.50 per shares with expiration dates ranging from December 2006 to December 2014 and unvested options to purchase 13,334 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.

(24)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 1,209,270 shares of our common stock at exercise prices ranging from $0.25 to $2.50 per share with expiration dates ranging from July 2006 to December 2014 and unvested options to purchase 350,000 shares of our common stock at an exercise price of $0.28 per share with an expiration date of February 2013. Mr. Smith is Chairman of the Board and our Chief Technology Officer.
(25)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 710,333 shares of our common stock at exercise prices ranging from $0.25 to $2.50 per share with expiration dates ranging from July 2006 to December 2014 and unvested options to purchase 46,667 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014. Mr. Linares is our Chief Financial Officer.
(26)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include vested options to purchase an aggregate of 34,000 shares of our common stock with exercise prices ranging from $0.25 to $0.38 per share with expiration dates ranging from December 2012 to December 2014 and unvested options to purchase 20,000 shares of our common stock at an exercise price of $0.38 per share with an expiration date of December 2014.
(27)	Shares owned beneficially prior to this offering and shares to be offered pursuant to this prospectus include unvested options to purchase an aggregate of 100,000 shares of our common stock at an exercise price of $0.25 per share with an expiration date of December 2013.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares, commissions as described above. In the event that shares are resold to any broker-dealer, as principal, who is acting as an underwriter, we will file a post-effective amendment to the registration statement of which this prospectus forms a part, identifying the broker-dealer(s), providing required information relating to the plan of distribution and filing any agreement(s) with such broker-dealer(s) as an exhibit. The involvement of a broker-dealer as an underwriter in the offering will require prior clearance of the terms of underwriting compensation and arrangements from the Corporate Finance Department of the National Association of Securities Dealers, Inc.

The selling security holder and these broker-dealers and agents and any other participating broker-dealers, or agents may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, in connection with the sales.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under a supplement to this prospectus under Rule 424 (b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors-in-interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. We will supplement this prospectus to disclose the names of any pledges, donees, transferees, or other successors-in-interest that intend to offer common stock through this prospectus.

Special considerations related to penny stock rules

Shares of our common stock may be subject to rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in “penny stocks”. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document which contains the following:

•	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

•	a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to violation to these duties or other requirements of securities laws;

•	a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the “bid” and “ask” price;

•	a toll-free telephone number for inquiries on disciplinary actions;

•	definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

•	other information as the SEC may require by rule or regulation.

Prior to effecting any transaction in a penny stock, the broker-dealer also must provide the customer the following:

•	the bid and offer quotations for the penny stock;

•	the compensation of the broker-dealer and its salesperson in the transaction;

•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

•	monthly account statements showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock may be subject to the penny stock rules.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 150,000,000 shares of Common Stock, $.001 par value per share, and 10,000,000 shares of preferred stock, par value $.001 per share, of which 5,000,000 shares have been designated as Series A Convertible Preferred Stock, 230,000 shares have been designated as Series B Convertible Preferred Stock, and 747,500 shares have been designated as Series C Convertible Preferred Stock. As of the date of this Memorandum, there are

•	29,025,915 shares of Common Stock issued and outstanding;

•	25,988,020 shares reserved for issuance upon exercise of issued and outstanding options, placement agent unit options and warrants;

•	2,810,149 shares reserved for issuance upon the conversion of the Series A Convertible Preferred Stock;

•	2,600,000 shares reserved for issuance upon the conversion of the Series B Convertible Preferred Stock; and

•	13,486,000 shares reserved for issuance upon the conversion of the Series C Preferred Stock.

Common Stock

Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of our voting securities do not have cumulative voting rights. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of the Series A Preferred Stockholders, Series B Preferred Stock holders and Series C Preferred Stockholders, each outstanding share of common stock entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is outstanding. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred stock

Our board of directors, without further stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. In addition, the board of directors may fix and determine all privileges and rights of the authorized preferred stock series including:

•	dividend and liquidation preferences,

•	voting rights,

•	conversion privileges, and

•	redemption terms.

Our board of directors may authorize the issuance of preferred stock which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our board of directors can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding.

Series A Preferred Stock

In 1999, our Board of Directors designated 5,000,000 shares of our preferred stock as 5% Series A Convertible Preferred Stock (“Series A Preferred Stock”), of which 4,215,224 shares are issued and outstanding.

The designations, rights and preferences of the Series A Preferred include:

•	the shares are not redeemable,

•	each share of Series A Preferred Stock is convertible into shares of our common stock at any time at the option of the holder at a conversion price of $1.50 per share, or if not so converted after one year from issuance, at any time at our option if the closing bid price of our common stock has exceeded $3.00 for 20 consecutive trading days, our common stock is listed on The NASDAQ Stock Market or other national stock exchange, and the shares of common stock issuable upon conversion of the Series A Preferred Stock are registered under a registration statement,

•	the conversion price has certain anti-dilution protections for any stock splits, stock dividends, and corporate reorganizations, and certain other corporate transactions and issuances of securities at below the applicable conversion price per share. The Series A Preferred Stockholders have waived their rights to an anti-dilution adjustment reducing their conversion price as a result of the issuance of the Series B Preferred Stock and Series C Preferred Stock,

•	the shares of Series A Preferred Stock pay a cumulative dividend at a rate of 5% per annum based on the stated value of $1.00 per share, payable when and as declared by the board of directors, or upon conversion or liquidation. Dividends on the Series A Preferred Stock have priority to our common stock and junior to Series B Preferred Stock and Series C Preferred Stock. At our option, dividends can be paid in cash or shares of common stock valued at the conversion price of the Series A Preferred Stock,

•	in the event of our liquidation or winding up, each share of Series A Preferred Stock has a liquidation preference equal to $1.00 per share,

•	the holders of the Series A Preferred Stock are entitled to vote together with the holders of our common stock, on the basis of one vote for each share of common stock issuable upon the conversion of the Series A Preferred Stock.

There were arrearages of $701,609 and $496,247 on the Series A Preferred Stock for undeclared dividends as of December 31, 2005 and December 31, 2004, respectively.

In addition, the holders of the Series A Preferred Stock were granted certain demand and piggy-back registration rights for the shares of our common stock issuable upon the conversion of the Series A Preferred Stock.

Series B Preferred Stock

In August 2001, our board of directors designated 200,000 shares of our preferred stock as Series B Convertible Preferred Stock (“Series B Preferred Stock”). A Corrected Certificate of Designations was filed on February 7, 2002 with the Delaware Secretary of State increasing the number of shares authorized as Series B Preferred Stock to 230,000 shares, of which 65,000 shares are issued and outstanding.

The designations, rights and preferences of the Series B Preferred Stock include:

•	the stated value of each share is $10.00 per share,

•	the shares are not redeemable,

•	each share of Series B Preferred Stock is convertible into shares of our common stock at the option of the holder at any time commencing January 31, 2002 at the option of the holder at $0.25 per share, as adjusted, and the shares automatically convert, subject to limitations based on trading volume, into shares of our common stock at $0.25 per share at such time as we complete a public offering raising proceeds in excess of $25 million at an offering price of at least $0.75 per share. We may require all outstanding shares of the Series B Preferred Stock to convert in the event the closing bid price of our common stock exceeds $0.50 for 20 consecutive trading days, and our common stock has been listed on The NASDAQ Stock Market or other comparable national stock exchange or the OTC Bulletin board and a registration statement registering the shares of common stock issuable upon conversion of the Series B Preferred Stock has been declared effective,

•	the conversion price has certain anti-dilution protections for any stock splits, stock dividends, and corporate reorganizations, and certain other corporate transactions and issuances of securities at below the applicable conversion price per share or market value of the common stock,

•	the shares of Series B Preferred Stock pay a cumulative dividend at a rate of 8% per annum based on the stated value of $10.00 per share, payable when and as declared by the board of directors, or upon conversion or liquidation. At our option, dividends can be paid in cash or shares of common stock valued at the conversion price of the Series B Preferred Stock,

•	each share of Series B Preferred Stock will rank senior to our Series A Preferred and pari passu with our Series C Preferred Stock,

•	in the event of our liquidation or winding up, each share of Series B Preferred Stock has a liquidation preference equal to $10.00 per share plus accrued and unpaid dividends, and

•	the holders of the Series B Preferred Stock are entitled to vote, together with the holders of our common stock, on the basis of one vote for each share of common stock issuable upon the conversion of the Series B Preferred Stock,

There were arrearages of $518,021 and $462,579 on the Series B Preferred Stock dividends as of December 31, 2005 and December 31, 2004, respectively.

In addition, the holders of the Series B Preferred Stock were granted certain mandatory and piggy-back registration rights for the shares of our common stock issuable upon the conversion of the Series B Preferred Stock and are entitled to vote one member to our board of directors.

Series C Preferred Stock

In March 2002, our board of directors designated 747,500 shares of our preferred stock as Series C Convertible Preferred Stock. of which 337,150 shares are issued and outstanding.

The designations, rights and preferences of the Series C Preferred Stock include:

•	the stated value of each share is $10.00 per share,

•	the shares are not redeemable,

•	each share of Series C Preferred Stock is convertible at any time, at the option of the holder, into a number of shares of common stock determined by dividing the stated value per share of the Series C Preferred Stock by $0.25, which is the Series C Conversion Price. The Series C Preferred Stock will automatically convert, subject to limitations based on trading volume, into shares of our common stock upon a public offering of our securities raising gross proceeds in excess of $25,000,000 at a per share price greater than 2.5 times the Series C Conversion Price per share, as adjusted for any stock split, stock dividend, recapitalization, or other similar transaction. In addition, the Series C Preferred Stock will automatically convert into shares of our common stock at the Series C Conversion Price at such time as the closing bid price for our common stock has traded at two times the then prevailing Series C Conversion Price for a period of 20 consecutive trading days, provided that (i) a public trading market exists for our common stock on a national securities exchange, the NASDAQ Stock Market, or the over the counter market;

and (ii) the Conversion Shares have been registered for resale and are not subject to any lock-up and the number of shares of the Series C Preferred Stock which can be converted in any 30-day period will be limited to the number of shares of common stock underlying the Series C Preferred Stock equal to 10 times the average daily trading volume during the 20-day look-back period set forth above,

•	the conversion price has certain anti-dilution protections for any stock splits, stock dividends, and corporate reorganizations, and certain other corporate transactions and issuances of securities at below the applicable conversion price per share or market value of the common stock,

•	the shares of Series C Preferred Stock pay a cumulative dividend at a rate of 8% per annum based on the stated value of $10.00 per share, payable when and as declared by the board of directors, or upon conversion or liquidation. At our option, dividends can be paid in cash or shares of common stock valued at the conversion price of the Series C Preferred Stock.

•	each share of Series C Preferred Stock will rank pari passu with our Series B Preferred Stock and senior to our Series A Preferred Stock,

•	in the event of our liquidation or winding up, each share of Series C Preferred Stock has a liquidation preference equal to $10.00 per share plus accrued and unpaid dividends, and

•	the holders of the Series C Preferred Stock are entitled to vote, together with the holders of our common stock, on the basis of one vote for each share of common stock issuable upon the conversion of the Series C Preferred Stock.

There were arrearages of $862,908 and $593,189 on the Series C Preferred Stock for undeclared dividends as of December 31, 2005 and December 31, 2004, respectively.

In addition, the holders of the Series C Preferred Stock were granted certain mandatory and piggy-back registration rights covering the shares of our common stock issuable upon the conversion of the Series C Preferred Stock and are entitled to vote two members to our board of directors.

Warrants

We have issued and outstanding warrants to purchase a total of 14,894,400 shares of our common stock, including:

•	warrants to purchase 6,400,000 shares of our common stock at an exercise price of $.25 per share expiring September 2006 which were issued by us in connection with the Series B Preferred Stock offering, which warrants contain a cashless exercise provision. The holders of the warrants were granted certain mandatory and piggy-back registration rights covering the shares of our common stock issuable upon the exercise of the warrants.

•	warrants to purchase 323,000 shares of our common stock at exercise prices ranging from $.50 to $0.75 per share expiring periodically through July 2006.

•	warrants to purchase 6,743,000 shares of our common stock at an exercise price of $.25 per share expiring May 2007 which were issued by us in connection with the Series C Preferred Stock offering, which warrants contain a cashless exercise provision. The holders of the warrants were granted certain mandatory and piggy-back registration rights covering the shares of our common stock issuable upon the exercise of the warrants.

•	warrants to purchase 700,000 shares of our common stock at an exercise price of $.25 per share expiring May 2008 which were issued by us in connection with a private placement of common stock, which warrants contain a cashless exercise provision.

•	warrants to purchase 458,400 shares of our common stock at an exercise price of $.25 per share expiring December 2008 which were issued by us to the placement agent of two offerings of our common stock that were conducted during 2003.

•	warrants to purchase 270,000 shares of our common stock at an exercise price of $.25 per share expiring December 2009 which were issued by us in connection with a private placement of common stock that occurred during 2004, which warrants contain a cashless exercise provision and piggyback registration rights.

Series B Placement Agent Unit Option

In connection with our September 2001 private placement of Series B Preferred Stock, we issued the placement agent an option to purchase 2.7 units. Each unit is exercisable at $100,000 per unit and consists of 10,000 shares of Series B Preferred Stock and 5-year warrants to purchase 400,000 shares of common stock at an exercise price of $0.25 per share. The Placement Agent Unit Option contains a cashless exercise provision. The holder of the Placement Agent Unit Option was granted certain mandatory and piggy-back registration rights covering the shares of our common stock issuable upon conversion of the Series B Preferred Stock and exercise of the warrants underlying the Placement Agent Unit Option. The Placement Agent Unit Option expires August 31, 2006.

Series C Placement Agent Unit Option

In connection with our March 2002 to March 2003 private placement of Series C Preferred Stock, we issued the placement agent an option to purchase 2.48 units. Each unit is exercisable at $100,000 per unit and consists of 10,000 shares of Series C Preferred Stock and 5-year warrants to purchase 200,000 shares of common stock at an exercise price of $0.25 per share. The Placement Agent Unit Option contains a cashless exercise provision. The holder of the Placement Agent Unit Option was granted certain mandatory and piggy-back registration rights covering the shares of our common stock issuable upon conversion of the Series C Preferred Stock and exercise of the warrants underlying Placement Agent Unit Option. The Placement Agent Unit Option expires March 31, 2008.

10% Convertible Note

From February 1999 to May 1999, we issued 10% convertible notes (“10% Convertible Notes”) in the aggregate principal amount of $862,500. The 10% Convertible Notes pay 10% interest and were due and payable on June 2004. The holders have the right to convert the principal and interest amount into shares of our common stock at a rate of $1.25 per share. From 2000 to 2005, certain of the note holders converted an aggregate of $737,500 principal amount of the notes according to their terms into 1,406,638 shares of our common stock. In addition, the holders of the 10% Convertible Notes were granted certain demand and piggy-back registration rights for the shares of our common stock issuable upon the conversion of the 10% Convertible Notes.

Registration Rights

We have granted registration rights covering an aggregate of 42,913,850 shares of our Common Stock issuable upon the conversion of the outstanding shares of Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock, Series C Preferred Stock, convertible notes and certain outstanding shares of Common Stock. Our obligation to register the shares ceases when such securities have been effectively registered under the Securities Act and have been disposed of pursuant to an effective registration statement covering such shares, when such securities are distributed to the public pursuant to Rule 144 of the Securities Act or when such securities may be sold or transferred pursuant to Rule 144(k) (or any similar provision then in force) under the Securities Act are generally required to bear all expenses of these registrations, except underwriting discounts and commissions.

Transfer Agent

Our transfer agent is Jersey Transfer and Trust Co., 201 Bloomfield Avenue, Box #36, Verona, New Jersey 07044. Their telephone number is 973-239-2712.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004, and for the years then ended, appearing in this prospectus and registration statement have been audited by Greenberg & Company CPA’s LLC, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon this report given on the authority of such firm as experts in auditing and accounting.

INDEMNIFICATION

Our Articles of Incorporation, as amended and restated, provide to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, that our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended and restated, is to eliminate our rights and our shareholders (through shareholders’ derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Our By Laws also provide that the board of directors may also authorize us to indemnify our employees or agents, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to our directors and officers. As of the date of this prospectus, the board of directors has not extended indemnification rights to persons other than directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The documents listed below are incorporated by reference in the Registration Statement. All documents subsequently filed by the Registrant pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and to be part thereof from the date of filing of such documents.

Annual Report on Form 10-KSB for the Year Ended December 31, 2005.

All reports and documents filed by us pursuant to Section 13, 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus has been delivered, on the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Written requests for such copies should be directed to Chief Financial Officer, OmniComm Systems, Inc., 2101 W. Commercial Blvd, Suite 4000, Ft. Lauderdale, Florida 33309.

ITEM 4. DESCRIPTION OF SECURITIES

A description of the Registrant’s securities is set forth in the Prospectus incorporated as a part of this Registration Statement.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

Not Applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation, as amended and restated, provide to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, that our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended and restated, is to eliminate our rights and our shareholders (through shareholders’ derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Our By Laws also provide that the board of directors may also authorize us to indemnify our employees or agents, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to our directors and officers. As of the date of this prospectus, the board of directors has not extended indemnification rights to persons other than directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

Persons eligible to receive grants under the Plan will have an existing relationship with us and will have access to comprehensive information about us to enable them to make an informed investment decision. The recipient must express an investment intent and, in the absence of registration under the Act, consent to the imprinting of a legend on the securities restricting their transferability except in compliance with applicable securities laws.

ITEM 8. EXHIBITS

5.1	Opinion of Schneider Weinberger & Beilly LLP*

10.1	Amendment No. 1 to OmniComm Systems, Inc. 1998 Stock Incentive Plan*

23.1	Consent of Independent Certified Public Accountants*

23.2	Consent of Schneider Weinberger & Beilly LLP (included in Exhibit 5.1)*

*	Filed herewith.

ITEM 9. UNDERTAKINGS

The undersigned small business issuer will:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement;

(iii) Include any additional or changed material information with respect to the plan of distribution.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) For determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 against such liabilities (other than the payment by the registrant in the successful defense of an action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, OmniComm Systems, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-8 and has duly caused this registration statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in Ft. Lauderdale, Florida, on May 11, 2006.

OMNICOMM SYSTEMS, INC.

By:	/s/ Ronald T. Linares
Name:	Ronald T. Linares
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-8 has been signed by the following persons in the capacities indicated on May 11, 2006.

Signature	Title

/s/ Cornelis F. Wit Cornelis F. Wit	President and Chief Executive Officer (Principal Executive Officer), and Director

/s/ Randall G. Smith Randall G. Smith	Chairman and Chief Technology Officer

/s/ Ronald T. Linares Ronald T. Linares	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Guus van Kesteren Guus van Kesteren	Director

/s/ Matthew D. Veatch Matthew D. Veatch	Director

/s/ Charles E. Leonard Charles E. Leonard	Director

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Schneider Weinberger & Beilly LLP

10.1	Amendment No. 1 to OmniComm Systems, Inc. 1998 Stock Incentive Plan

23.1	Consent of Independent Certified Public Accountants

23.2	Consent of Schneider Weinberger & Beilly LLP (included in Exhibit 5.1)